UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2007
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑
Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	July 31, 2007	By	/s/ HARSYA DENNY SURYO

(Signature)

HARSYA DENNY SURYO
Vice President of Investor Relations & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,47	9,346,253	10,828,433	1,196,842
Temporary investments	2c,2g,47	42,877	188,139	20,795
Trade receivables	2c,2h,7,47
Related parties — net of allowance for doubtful accounts of Rp112,975 million in 2006 and Rp93,475 million in 2007		621,521	552,736	61,093
Third parties — net of allowance for doubtful accounts of Rp652,856 million in 2006 and Rp914,743 million in 2007		3,067,309	3,152,873	348,480
Other receivables — net of allowance for doubtful accounts of Rp3,944 million in 2006 and Rp5,423 million in 2007	2c,2h,47	177,422	58,781	6,497
Inventories — net of allowance for obsolescence of Rp49,602 million in 2006 and Rp53,555 million in 2007	2i,8	178,441	204,262	22,577
Prepaid expenses	2c,2j,9,47	1,238,811	1,474,455	162,968
Claim for tax refund	41a	—	359,582	39,744
Prepaid taxes	41b	55,830	25,939	2,867
Other current assets	2c,10,47	155,018	8,829	976

Total Current Assets		14,883,482	16,854,029	1,862,839

NON-CURRENT ASSETS
Long-term investments — net	2g,11	98,126	99,091	10,952
Property, plant and equipment — net of accumulated depreciation of Rp40,627,538 million in 2006 and Rp49,603,905 million in 2007	2k,2l,12	47,222,308	57,694,609	6,376,856
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp500,845 million in 2006 and Rp544,133 million in 2007	2m,13,50	512,838	849,683	93,914
Prepaid pension benefit cost	2r,44c	460	229	25
Advances and other non-current assets	2c,2k,14,47	476,626	605,633	66,939
Goodwill and other intangible assets — net of accumulated amortization of Rp3,239,653 million in 2006 and Rp4,233,123 million in 2007	2x,5,15	4,453,806	3,912,073	432,393
Escrow accounts	2c,16,47	9,799	1,394	154

Total Non-current Assets		52,773,963	63,162,712	6,981,233

TOTAL ASSETS		67,657,445	80,016,741	8,844,072

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF JUNE 30, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,17,47
Related parties		757,987	771,959	85,323
Third parties		3,758,545	4,925,415	544,395
Other payables		23,488	29,726	3,286
Taxes payable	2s,41c	1,986,462	1,731,773	191,409
Dividends payable		6,459,063	8,420,466	930,695
Accrued expenses	2c,18,47	2,092,779	2,688,965	297,205
Unearned income	19	1,902,520	2,017,152	222,951
Advances from customers and suppliers		271,031	161,885	17,893
Short-term bank loans	2c,20,47	17,100	934,844	103,326
Current maturities of long-term liabilities	2c,21,47	2,494,710	4,812,499	531,915

Total Current Liabilities		19,763,685	26,494,684	2,928,398

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,41g	2,228,391	3,223,024	356,234
Unearned income on revenue-sharing arrangements	2m,13,50	369,433	678,878	75,035
Unearned initial investor payments under joint operation scheme	2n,49	4,717	—	—
Accrued long service award	2c,2r,45,47	575,541	234,568	25,926
Accrued post-retirement health care benefits	2c,2r,46,47	2,928,934	2,737,812	302,604
Accrued pension and other post-retirement benefits costs	2r,44	1,229,987	917,110	101,366
Long-term liabilities — net of current maturities Obligations under capital leases	2l,12	225,921	199,677	22,070
Two-step loans — related party	2c,22,47	4,348,922	3,761,537	415,754
Notes and bonds	23	994,494	—	—
Bank loans	2c,24,47	1,905,074	2,926,870	323,500
Deferred consideration for business combinations	25	2,642,069	3,013,103	333,032

Total Non-current Liabilities		17,453,483	17,692,579	1,955,521

MINORITY INTEREST	26	6,140,456	7,092,289	783,895

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A Dwiwarna share and Series B share Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	557,060
Additional paid-in capital	28	1,073,333	1,073,333	118,633
Treasury stock (55,443,500 shares in 2006 and 211,290,500 shares in 2007)	2p,29	(413,740)	(1,829,138)	(202,170)
Difference in value of restructuring transactions between entities under common control	30	90,000	180,000	19,895
Difference due to change of equity in associated companies	2g	385,595	385,595	42,619
Unrealized holding gain available-for-sale securities	2g	1,597	10,569	1,168
Translation adjustment	2g	233,198	228,520	25,258
Retained earnings
Appropriated		1,803,397	6,700,879	740,633
Unappropriated		16,086,441	16,947,431	1,873,162

Total Stockholders’ Equity		24,299,821	28,737,189	3,176,258

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		67,657,445	80,016,741	8,844,072

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		5,337,166	5,639,074	623,274
Cellular		9,442,926	11,398,521	1,259,853
Interconnection	2q,32,47	4,116,689	5,802,820	641,373
Joint operation schemes	2n,33,49	302,789	—	—
Data and Internet	2q,34	4,095,813	6,283,445	694,495
Network	2q,35,47	295,059	210,871	23,307
Revenue-sharing arrangements	2m,36,50	203,518	234,509	25,920
Other telecommunications services		202,585	219,190	24,227

Total Operating Revenues		23,996,545	29,788,430	3,292,449

OPERATING EXPENSES
Personnel	37	3,497,333	4,080,124	450,967
Depreciation	2k,2l,2m,12,13,14	4,306,831	4,625,808	511,280
Interconnection	38	—	1,281,828	141,678
Operations, maintenance and telecommunication services	39,47	3,376,910	4,448,941	491,732
General and administrative	40	1,496,738	1,707,377	188,713
Marketing		507,013	603,535	66,707

Total Operating Expenses		13,184,825	16,747,613	1,851,077

OPERATING INCOME		10,811,720	13,040,817	1,441,372

OTHER INCOME (CHARGES)
Interest income	47	325,992	265,579	29,354
Interest expense	47	(585,803)	(730,731)	(80,766)
Gain (loss) on foreign exchange — net	2e	586,597	54,933	6,071
Equity in net income (loss) of associated companies	2g,11	(3,218)	3,589	397
Others — net		52,119	133,785	14,787

Other income (charges) — net		375,687	(272,845)	(30,157)

INCOME BEFORE TAX		11,187,407	12,767,972	1,411,215

TAX BENEFIT (EXPENSE)	2s,41d
Current tax		(3,636,860)	(3,337,305)	(368,865)
Deferred tax		166,084	(557,627)	(61,633)

		(3,470,776)	(3,894,932)	(430,498)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		7,716,631	8,873,040	980,717

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	26	(1,897,671)	(2,248,117)	(248,479)

NET INCOME		5,818,960	6,624,923	732,238

BASIC EARNINGS PER SHARE	2t,42
Net income per share		288.71	331.49	0.04

Net income per ADS (40 Series B shares per ADS)		11,548.30	13,259.60	1.60

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders'
Description	Notes	stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401
Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	—	2,345	—	—	—	2,345

Foreign currency translation of associated companies	2g,11	—	—	—	—	—	—	(55)	—	—	(55)

Resolved during the Annual General Meeting of the Stockholders on June 30, 2006 Declaration of cash dividends	43	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)

Treasury stock acquired — at cost	29	—	—	(413,740)	—	—	—	—	—	—	(413,740)

Net income for the year		—	—	—	—	—	—	—	—	5,818,960	5,818,960

Balance as of June 30, 2006		5,040,000	1,073,333	(413,740)	90,000	385,595	1,597	233,198	1,803,397	16,086,441	24,299,821

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders'
Description	Notes	stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2007		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	—	1,704	—	—	—	1,704

Foreign currency translation of associated companies	2g,11	—	—	—	—	—	—	851	—	—	851

Treasury stock acquired — at cost	29	—	—	(876,927)	—	—	—	—	—	—	(876,927)

Resolved during the Annual General Meeting of the Stockholders on June 29, 2007
Declaration of cash dividends	43	—	—	—	—	—	—	—	—	(5,082,051)	(5,082,051)
Appropriation for general reserve	43	—	—	—	—	—	—	—	4,897,482	(4,897,482)	—

Net income for the year		—	—	—	—	—	—	—	—	6,624,923	6,624,923

Balance as of June 30, 2007		5,040,000	1,073,333	(1,829,138)	180,000	385,595	10,569	228,520	6,700,879	16,947,431	28,737,189

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2006	2007
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	5,930,123	5,487,250	606,494
Cellular	9,032,754	11,270,892	1,245,747
Interconnection — net	4,216,705	4,665,000	515,612
Joint operation schemes	268,756	6,943	767
Data and Internet	4,027,513	6,244,605	690,202
Other services	560,396	470,705	52,026

Total cash receipts from operating revenues	24,036,247	28,145,395	3,110,848
Cash payments for operating expenses	(7,347,101)	(12,363,907)	(1,366,555)
Cash receipt (refund) from/to customers	103,495	390	43

Cash generated from operations	16,792,641	15,781,878	1,744,336

Interest received	305,193	264,676	29,254
Income tax paid	(3,864,969)	(4,112,766)	(454,575)
Interest paid	(519,651)	(739,100)	(81,691)

Net Cash Provided by Operating Activities	12,713,214	11,194,688	1,237,324

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	42,996	3,521	389
Purchase of temporary investments and placements in time deposits	(61,464)	(105,465)	(11,657)
Proceeds from sale of property, plant and equipment	2,027	13,051	1,442
Acquisition of property, plant and equipment	(7,334,216)	(8,554,418)	(945,501)
(Increase) decrease in advances for the purchase of property, plant and equipment	(78,071)	790,366	87,357
Decrease in advances and others	74,372	46,579	5,148
Acquisition of intangible assets	(436,000)	—	—
Proceeds from sale of long-term investments	—	(5,454)	(603)
Cash dividends received	—	30	3

Net Cash Used in Investing Activities	(7,790,356)	(7,811,790)	(863,422)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to minority shareholders of subsidiaries	—	(10,630)	(1,175)
(Increase) decrease in escrow accounts	122,698	679	75
Proceeds from short-term borrowings	17,100	2,823,000	312,020
Repayments of short-term borrowings	(774,638)	(1,166,667)	(128,949)
Repayments of Medium-term Notes	(145,000)	(465,000)	(51,395)
Proceeds from long-term borrowings	768,095	11,282	1,247
Repayments of long-term borrowings	(456,073)	(1,039,782)	(114,925)
Payment for purchase of treasury stock	(413,740)	(876,927)	(96,925)
Repayments of promissory notes	—	(99,165)	(10,960)
Repayments of obligations under capital leases	(6,588)	(13,394)	(1,480)

Net Cash Used in Financing Activities	(888,146)	(836,604)	(92,467)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	4,034,712	2,546,294	281,435

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(63,143)	(33,697)	(3,724)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,374,684	8,315,836	919,131

CASH AND CASH EQUIVALENTS AT END OF YEAR	9,346,253	10,828,433	1,196,842

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2006	2007
	Rp	Rp	US$ (Note 3)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debt	42,284	—	—
Acquisition of property, plant and equipment through incurence of payable and accrued liability	2,332,757	4,103,732	453,576
Acquisition of property, plant and equipment through Revenue Sharing Arrangement	8,147	—	—
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the most recent amendment based on notarial deed No. 4 dated April 6, 2006 of A. Partomuan Pohan, S.H., LLM. and was published in State Gazette of the Republic of Indonesia No. 51 dated June 27, 2006, Supplement No. 666, among others, to amend the directors’ and commissioners’ authorities and responsibilities.

In accordance with Article 3 of its articles of association, the scope of the Company’s activities is as follows:
1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.
The Company’s business in the provision of domestic telecommunications services including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”) (Note 5).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:
i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications
National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, were shortened to expire in August 2002 and August 2003, respectively. In return, the Government was required to pay compensation to the Company (Note 30).

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of June 30, 2006 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Arwin Rasyid
Vice President Director / Chief Operating Officer	:	Garuda Sugardo
Director of Finance	:	Rinaldi Firmansyah
Director of Network and Solution	:	Abdul Haris
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Resources	:	John Welly
Director of Consumer	:	Guntur Siregar

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 16 dated February 28, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of February 28, 2007 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Rinaldi Firmansyah
Director of Finance	:	Sudiro Asno
Director of Network and Solution	:	I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Capital and General Affairs	:	Faisal Syam
Director of Consumer	:	Ermady Dahlan
Chief Information Technology Officer	:	Indra Utoyo
Director of Compliance and Risk Management	:	Prasetio
Subsequently, based on Extraordinary General Meeting of Stockholders, the minutes of which have been summarized by deed No. 213/VI/2007 dated June 29, 2007 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of June 30, 2007 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Mahmuddin Yasin
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Rinaldi Firmansyah
Director of Finance	:	Sudiro Asno
Director of Network and Solution	:	I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	:	Arief Yahya
Director of Human Capital and General Affairs	:	Faisal Syam
Director of Consumer	:	Ermady Dahlan
Chief Information Technology Officer	:	Indra Utoyo
Director of Compliance and Risk Management	:	Prasetio
As of June 30, 2006 and 2007, the Company had 27,922 employees and 25,609 employees, respectively, while the subsidiaries had 6,039 employees and 6,865 employees, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange (“NYSE”) and London Stock Exchange (“LSE”) for 700,000,000 Series B shares owned by the Government, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp.5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital. The bonus shares were distributed to the existing stockholders in August 1999.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company (continued)

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp.500 to Rp.250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp.500 was split to one Series A Dwiwarna share with par value of Rp.250 and one Series B share with par value of Rp.250. As a result of the stock split, the number of the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the number of the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the phase I plan to repurchase up to a maximum of 5% of the Company’s issued Series B shares for a total repurchase amount not exceeding Rp.5,250,000 million. Up to the last transaction of this phase dated June 20, 2007, the Company has repurchased 211,290,500 shares of the Company’s issued and outstanding Series B shares, representing approximately 1.05% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.1,829,138 million, including the broker and custodian fees (Note 29).

Based on the resolution of the Annual General Meeting of Stockholders on June 29, 2007, the stockholders approved the phase II plan to repurchase 215,000,000 Series B shares with the reserved fund amounted to Rp.2,000,000 million. Up to the issuance date of these financial statements, no share repurchase transaction phase II has been executed (Note 27).

As of June 30, 2007, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 43,174,245 ADS shares were listed on the NYSE and LSE.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries

The Company has consolidated the following direct subsidiaries in Indonesia which it controls as a result of its majority ownership:

			Percentage of		Start of	Total Assets
			Ownership		Commercial	Before Eliminations
Subsidiaries	Domicile	Nature of Business	2006	2007	Operations	2006	2007
			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,349,755	1,351,221
PT Telekomunikasi Indonesia International	Jakarta	Telecommunications	100	100	1995	954,776	708,098
PT Multimedia Nusantara	Jakarta	Multimedia	100	100	1998	60,349	110,008
PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	117,889	146,429
PT Dayamitra Telekomunikasi	Jakarta	Telecommunications	100	100	1995	548,057	449,295
PT Indonusa Telemedia	Jakarta	Pay TV	96	96	1997	61,679	86,632
PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	31,526,321	44,880,498
PT Napsindo Primatel Internasional	Jakarta	Telecommunications	60	60	1999	5,612	5,637
PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	399,396	487,710

     The Company has also consolidated the following indirect subsidiaries:

				Ownership
				Percentage by		Start of
			Nature of	Subsidiaries		Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2006	2007	Operations
				%	%
Telekomunikasi Selular	PT Telekomunikasi
Finance Limited	Selular	Mauritius	Finance	100	100	2002
	PT Telekomunikasi
Telkomsel Finance B.V.	Selular	Netherlands	Finance	100	100	2005
Aria West International	PT AriaWest
Finance B.V.	International	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi	PT Infomedia
Prima	Nusantara	Indonesia	Printing	51	65	2000
	PT Multimedia		Banking data
PT Finnet Indonesia	Nusantara	Indonesia	and communication	60	60	2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1. GENERAL (continued)
c.	Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo. The Company acquired control of Pramindo on August 15, 2002, the date when the Company entered into a Stockholders Voting Agreement pursuant to which the Company obtained the right to vote all Pramindo’s shares and the right to nominate all the members of the Board of Directors and Board of Commissioners of Pramindo

PT Telekomunikasi Indonesia International (“TII”)

TII (previously PT Aria West International “AWI”) is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid-up capital of TII. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of TII in which both parties agreed to the Company’s acquisition of TII (Note 3).

On March 6, 2007, based on notarial deed No. 3 of Titien Suwartini, S.H. and approved by Ministry of Justice and Human Rights in its decision letter No. W8-00573.HT.01.04-TH.2007 in relation to the amendment of the Company’s Articles of Association, the name of PT Aria West International, a subsidiary, has been changed to PT Telekomunikasi Indonesia International. At the same time, its business operation has been expanded to include international businesses. All changes have been approved by Capital Investment Coordinating Board in its decision letter No. 20/III/PMDN/2007 dated March 1, 2007.

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing multimedia telecommunications services.

On July 21, 2005, the Annual General Meeting of Stockholders of Metra resolved to issue additional share capital totaling Rp.26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services, civil consultant and developer.

On April 6, 2001, the Company acquired its 99.99% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp.119,000 million. This acquisition resulted in goodwill of Rp.106,348 million which was amortized over a period of five years (Note 15).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Dayamitra Telekomunikasi (“Dayamitra”)
Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd.

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing pay television and content services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11c).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp.13,500 million into 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

The Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp.4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

On May 9, 2007, the Extraordinary General Meeting of Stockholders of Indonusa resolved to increase paid capital for Rp.105,700 million. The Company has increased its investment by Rp.21,623.68 million, thereby increasing the Company’s ownership interest from 95.68% to 96.71% after the settlement of payment on May 31, 2007.

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%.

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429 million (equivalent to Rp.3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Telekomunikasi Selular (“Telkomsel”) (continued)

Based on Decision Letter No.19/KEP/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology dated February 14, 2006, the Government granted Telkomsel an IMT-2000 license in the 2.1 GHz frequency bandwidth for a ten year period (3G license), extendable subject to evaluation (Note 15 and 52d). In September 2006, Telkomsel started its commercial 3G service.

Based on the Decision Letter No. 101/KEP/M.KOMINFO/10/2006 dated October 11, 2006 of the Minister of Communication and Information Technology, Telkomsel operating licenses were updated granting Telkomsel the rights to provide:
a.	Mobile telecommunication services with radio frequency bandwith in the 900 MHz and 1800 MHz bands;

b.	Mobile telecommunication services IMT-2000 with radio frequency bandwith in the 2.1 GHz bands (3G); and

c.	Basic telecommunication services.
PT Napsindo Primatel Internasional (“Napsindo”)
Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.
Based on the notarial deed No. 47 dated December 30, 2002 of H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp.43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003. Starting January 13, 2006 Napsindo’s operation has ceased.
PT Infomedia Nusantara (“Infomedia”)
Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.
Telekomunikasi Selular Finance Limited (“TSFL”)
Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.
Telkomsel Finance B.V. (“TFBV”)
TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam, the Netherlands, on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance service.

PT Balebat Dedikasi Prima (“Balebat”)

Balebat is a company engaged in the printing business, domiciled in Bogor, Indonesia. On July 1, 2006 Infomedia purchased 14% of Balebat’s shares from other shareholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.

PT Finnet Indonesia (“Finnet”)

Finnet is a company established in January 2006 that engaged in banking data and communication. Metra has 60% direct ownership interest in Finnet.

PT Pro Infokom Indonesia (“PII”)

On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”) and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.

PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp.471 million. The revenues and expenses of PII as well as the related loss on the sale of the subsidiary were not significant to the consolidated statement of income.
d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on July 27, 2007.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 57.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated statements are rounded and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No.7, “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for by using the purchase method of accounting. Intangible assets acquired in a purchase business combination are amortized over their respective contactual lives. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumtances have ocurred that would require revision of the remaining useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
In July 2004, the Indonesian Financial Accounting Standard Board issued PSAK No.38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (PSAK 38R). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value of restructuring transactions between entities under common control” is reclassified to retained earnings when the common control relationship has ceased.

e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp.9,045 and Rp.9,050 to US$1, Rp.12,176 and Rp.12,186 to Euro1 and Rp.73.26 and Rp.73.31 to Japanese Yen1 as June 30, 2006 and Rp.9,262 and Rp.9,267 to US$1, Rp.11,773 and Rp.11,782 to Euro1 and Rp.80.70 and Rp.80.77 to Japanese Yen1 as of June 30, 2007. Telkomsel used Bank Indonesia middle rate, which were Rp.9,054 to US$ 1 and Rp.12,164 to Euro1 as of June 30, 2006 and Rp.9,300 to US$ 1 and Rp.11,822 to Euro 1 as of June 30, 2007. Management concludes that the difference of those exchange rates is not material to the consolidated financial statements.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

g.	Investments
i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses from available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.
h.	Trade and other receivables

Trade and other receivables are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other receivables are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses – general and administrative. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

i.	Inventories

Inventories consist of components and modules which are expensed and transferred to property, plant and equipment upon use, respectively. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and pulse reload voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

Cost is determined using the weighted average cost method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
Land is stated at cost and is not depreciated.
When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.
The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated in conjunction with the depreciation of the related property, plant and equipment over their remaining useful lives or their newly estimated useful lives.
When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statements of income.
Computer software used for data processing is included in the value of the associated hardware.
Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions (continued)

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight line method.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments along with the residual values (option price) paid by the lessee at the end of lease period. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statements of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of at least 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

Revenues from revenue-sharing arrangements are recognized based on Company’s share as agreed upon in the contracts.

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	Joint operation schemes (continued)

Unearned initial investor payments received as compensation from the KSO Investors were presented net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR were recognized on a monthly basis, based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR was recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the joint operation schemes were recorded in the books of the KSO Investors which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

As of October 19, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Treasury stock

The reacquired Company’s stocks is accounted for using the reacquisition cost and presented as “Treasury Stock” to be deducted against the equity. The cost of reacquired Company’s stocks sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
ii.	Cellular and fixed wireless telephone revenues

Revenues from post-paid services, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card customers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular or RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred based on agreement and are presented net of interconnection expenses.

iv.	Data and internet revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fee as specified in the agreements.
Expenses are recognized on an accrual basis and unutilized promotional credits and allowances are netted against unearned income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets, unrecognized actuarial gains or losses, and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value of the defined benefit obligation and 10% of fair value of plan assets, are charged or credited to the income statement over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long service awards (“LSA”)

Employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment or proportionately upon retirement or at the time of termination.

Actuarial gains or losses arising from experience adjustment and changes in actuarial assumptions are charged immediately to current income statement.

The obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

iii.	Early retirement benefits

Early retirement benefits are accrued at the time a commitment to provide early retirement benefits is made as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such that a material element of future services by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognized deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries recognized deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

Amendments to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

t.	Basic earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
v.	Derivative instruments (continued)

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualifies for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income for the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

w.	Dividends

Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. For interim dividends, the Company recognized as liability based on Board of Directors’ decision with the approval from Board of Commissioners.

x.	Intangible Assets

Intangible assets comprised of intangible assets from subsidiaries and business acquisition (see note 2d) and license. Intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be reliably measured. Intangible asset is stated at cost less accumulated amortizaton and impairment, if any. Intangible asset is amortized over its useful life. The Company shall estimate the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license (10 years). Amortization commences from the date when the assets attributable to the provision of the related services are available for use.

Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the BHP fees as expense when incurred.

Management of Telkomsel assess its plan to continue to use the license on an annual basis.

y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,125 to US$1 published by Reuters on June 30, 2007. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	TII ACQUISITION

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of TII (previously the Company’s KSO III partner), for approximately Rp.1,141,752 million plus the assumption of TII’s debts of Rp.2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (equivalent to Rp.927,272 million), the present value of which at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (equivalent to Rp.788,322 million). The promissory notes would be paid in 10 equal semi-annual installments beginning July 31, 2004.

The acquisition of TII has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Total purchase consideration	1,141,752

Intangible assets identified from this acquisition represent the right to operate the business in the KSO III area and the amount is being amortized over the then remaining term of the KSO agreement of 7.4 years (Note 15).
The Company’s consolidated results of operations had included the operating results of AWI since July 31, 2003, the date of acquisition.
The outstanding promissory notes issued for the acquisition of TII are presented as “Deferred consideration for business combinations” in the consolidated balance sheets (Note 25). As of June 30, 2006 and 2007, the outstanding promissory notes, before unamortized discount, amounted to US$62.2 million (equivalent to Rp.606,567 million) and US$43.6 million (equivalent to Rp.394,909 million), respectively.
The allocation of the acquisition cost described above was based on an independent appraisal report of fair values.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII
a.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are as follows:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO IV is operated under the management, supervision, control and responsibility of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV had been assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in the existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
As a result of the amendment of the KSO agreement, the Company obtained the legal right to control the financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
a.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”) (continued)

The purchase price for this transaction was approximately US$390.7 million (equivalent to Rp.3,285,362 million) which represented the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consoderation	3,285,362

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

As of June 30, 2006 and 2007, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$357.3 million (Rp.3,311,022 million) and US$244.0 million (Rp.2,543,611 million) and is presented as “Deferred consideration for business combinations” (Note 25).

b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”)

On October 19, 2006, the Company and PT Bukaka Singtel International (“BSI”), the investor in KSO VII, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended and restated are as follow:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO VII is operated under the management, supervision, control and responsibility of the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)
•	The responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO VII had been assigned to the Company.

•	The risk of loss from damages or destruction of assets operated by KSO VII will be transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of BSI in existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that BSI receives fixed monthly payments (“Fixed Investor Revenues”) amounting to Rp.55.64 billion beginning in October 2006 through June 2007 and amounting to Rp.44.25 billion in July 2007 through December 2010. The Company is entitled to the balance of KSO revenues net of operating expenses and payments to BSI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to BSI before any payments could be made to the Company.

•	In the event funds in KSO VII are insufficient to pay Fixed Investor Revenues to BSI, the Company is required to pay the shortfall to BSI.
As a result of the amendment and restatement of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO VII. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting. As a condition precedent to the coming into effect of the amended KSO agreement, the Company has entered into assignment agreement with BSI and its business partners whereby BSI assigned its revenue sharing agreements with its business partners to the Company. The Company has accounted for these transactions in accordance with the accounting treatment for revenue sharing arrangements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)

The purchase price for this transaction was approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million) to be paid to BSI beginning in October 2006 through December 2010 using a discount rate of 15% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — at present value	1,770,925

Fair value of net assets acquired:
- Cash and cash equivalents	143,648
- Receivables	266,337
- Other current assets	69,960
- Property, plant and equipment	1,288,888
- Deferred tax assets	6,993
- Property, plant and equipment under revenue sharing arrangements	452,205
- Intangible assets	451,736
- Current liabilities	(456,637)
- Unearned income on revenue sharing arrangements	(452,205)

Fair value of net assets	1,770,925

The fair value of the property, plant and equipment and property, plant and equipment under revenue sharing arrangements described above was determined by an independent appraisal whereas the fair value of other assets and liabilities was determined by management. The intangible assets represent right to operate the business in the KSO VII area and the amount is being amortized over the remaining term of the KSO agreement of 4.3 years (Note 15). There was no goodwill arising from this acquisition.
The Company’s consolidated results of operations has included the operating results of KSO VII since October 1, 2006 being the nearest convenient balance date.
As of June 30, 2007, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.1,895,944 million and is presented as “Deferred consideration for business combinations” (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6. CASH AND CASH EQUIVALENTS

	2006	2007
Cash on hand	29,407	31,795

Cash in banks
Related parties
Rupiah
Bank Mandiri	81,334	171,363
Bank Negara Indonesia	50,530	128,400
Bank Rakyat Indonesia	1,414	10,096
Bank Pos Nusantara	1,929	911

Total	135,207	310,770

Foreign currencies
Bank Mandiri	47,686	32,165
Bank Negara Indonesia	4,755	2,726
Bank Rakyat Indonesia	622	613

Total	53,063	35,504

Total — related parties	188,270	346,274

Third parties
Rupiah
ABN AMRO Bank	108,837	89,663
Bank Central Asia	10,686	13,719
Lippo Bank	4,587	11,221
Deutsche Bank	5,363	7,471
Bank Bukopin	12,772	5,659
Citibank NA	2,034	2,157
Bank Mega	293	1,103
Bank Niaga	512	1,069
Bank Buana Indonesia	3	493
Bank Danamon	375	254
Bank Bumiputera Indonesia	95	204
BPD Papua	—	156
Bank Permata	—	8
Bank Internasional Indonesia	14	6

Total	145,571	133,183

Foreign currencies
Citibank NA	5,413	10,241
Deutsche Bank	1,345	9,714
ABN AMRO Bank	135	9,211
Standard Chartered Bank	94	91
Bank Internasional Indonesia	87	76
Bank Daichi	59	57
Bank Central Asia	30	34

Total	7,163	29,424

Total — third parties	152,734	162,607

Total cash in banks	341,004	508,881

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6. CASH AND CASH EQUIVALENTS (continued)

	2006	2007
Time deposits
Related parties
Rupiah
Bank Negara Indonesia	1,551,285	1,977,773
Bank Rakyat Indonesia	573,035	1,047,965
Bank Mandiri	1,835,858	1,009,189
Bank Tabungan Negara	201,290	198,032

Total	4,161,468	4,232,959

Foreign currencies
Bank Negara Indonesia	5,192	874,297
Bank Mandiri	716,600	29,903

Total	721,792	904,200

Total — related parties	4,883,260	5,137,159

Third parties
Rupiah
Deutsche Bank	699,240	1,425,500
Citibank NA	152,350	1,142,300
Bank Jabar	137,860	295,865
Standard Chartered Bank	949,900	150,000
Bank Mega	97,975	141,952
Bank Niaga	183,700	121,370
Bank Internasional Indonesia	—	83,890
Bank Muamalat Indonesia	21,085	53,740
Bank BTPN	43,330	45,808
Bank Bukopin	95,470	31,170
Bank Permata	2,000	102
The Hongkong and Shanghai Banking Corporation	150,000	—
Bank Danamon	96,215	—
Bank NISP	44,015	—
Bank Syariah Mega Indonesia	14,265	—
Bank Yudha Bhakti	8,000	—
Bank Nusantara Parahyangan	1,000	—

Total	2,696,405	3,491,697

Foreign currencies
Deutsche Bank	1,396,177	1,652,567
Bank Bukopin	—	4,524
Bank Mega	—	1,810

Total	1,396,177	1,658,901

Total — third parties	4,092,582	5,150,598

Total time deposits	8,975,842	10,287,757

Total cash and cash equivalents	9,346,253	10,828,433

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6. CASH AND CASH EQUIVALENTS (continued)
     Range of interest rates per annum for time deposits is as follows:

	2006	2007
Rupiah	4.50%-12.50%	2.75%-13.62%
Foreign currencies	3.25%-3.50%	3%-5.05%
The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 47 for details of related party transactions.

7.	TRADE RECEIVABLES

Trade receivables from related parties and third parties arise from services provided to both retail and non-retail customers.
a. By Debtor
      Related parties:

	2006	2007
Government agencies	542,090	544,548
PT Citra Sari Makmur	22,186	47,036
PT Patra Telekomunikasi Indonesia	9,071	12,822
PT Graha Informatika Nusantara	4,760	4,650
PT Aplikanusa Lintasarta	3	3,232
PT Pasifik Satelit Nusantara	3,521	1,790
Kopegtel	4,924	299
KSO VII	147,190	—
Others	751	31,834

Total	734,496	646,211
Allowance for doubtful accounts	(112,975)	(93,475)

Net	621,521	552,736

Trade receivables from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7. TRADE RECEIVABLES (continued)
     a. By Debtor (continued)
          Third parties:

	2006	2007
Residential and business subscribers	3,398,431	3,713,589
Overseas international carriers	321,734	354,027

Total	3,720,165	4,067,616
Allowance for doubtful accounts	(652,856)	(914,743)

Net	3,067,309	3,152,873

     b. By Age
          Related parties:

	2006	2007
Up to 6 months	562,720	455,857
7 to 12 months	34,229	36,161
13 to 24 months	79,383	28,817
More than 24 months	58,164	125,376

Total	734,496	646,211
Allowance for doubtful accounts	(112,975)	(93,475)

Net	621,521	552,736

          Third parties:

	2006	2007
Up to 3 months	2,977,468	3,146,451
More than 3 months	742,697	921,165

Total	3,720,165	4,067,616
Allowance for doubtful accounts	(652,856)	(914,743)

Net	3,067,309	3,152,873

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7. TRADE RECEIVABLES (continued)
     c. By Currency
          Related parties

	2006	2007
Rupiah	710,551	563,827
United States Dollar	23,945	82,384

Total	734,496	646,211
Allowance for doubtful accounts	(112,975)	(93,475)

Net	621,521	552,736

          Third parties

	2006	2007
Rupiah	3,414,673	3,659,280
United States Dollar	305,492	408,336

Total	3,720,165	4,067,616
Allowance for doubtful accounts	(652,856)	(914,743)

Net	3,067,309	3,152,873

     d. Movements in the allowance for doubtful accounts

	2006	2007
Beginning balance	685,668	784,789
Additions	268,331	233,741
Bad debts write-off	(188,168)	(10,312)

Ending balance	765,831	1,008,218

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on uncollectible accounts.
Except for the amounts receivable from the Government agencies, management believes that there were no significant concentrations of credit risk on these receivables.
Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8. INVENTORIES

	2006	2007
Components	43,422	52,484
Allowance for obsolescence	(8,107)	(5,793)

Net	35,315	46,691

Modules	103,251	117,777
Allowance for obsolescence	(41,305)	(47,572)

Net	61,946	70,205

SIM cards, RUIM cards and prepaid voucher blanks	81,370	87,556
Allowance for obsolescence	(190)	(190)

Net	81,180	87,366

Total	178,441	204,262

Movements in the allowance for obsolescence are as follows:

	2006	2007
Beginning balance	48,347	48,098
Additions	1,304	5,765
Inventory write-off	(49)	(308)

Ending balance	49,602	53,555

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.
Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.
At June 30, 2007, inventory held by a certain subsidiary was insured against fire, theft and other specified risks to PT Asuransi AIOI Indonesia for US$0.6 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9. PREPAID EXPENSES

	2006	2007
Rent	892,829	1,101,732
Salary	264,258	306,927
Telephone directory issuance cost	30,675	27,044
Insurance	17,469	26,646
Others	33,580	12,106

Total	1,238,811	1,474,455

Refer to Note 47 for details of related party transactions.

10.	OTHER CURRENT ASSETS

	2006	2007
Restricted time deposits — Bank Mandiri	155,018	8,829

As of June 30, 2006, the balance consists of the Company’s time deposits of US$13.6 million (equivalent to Rp.126,003 million) and Rp.29,015 million pledged as collateral for bank guarantees.
As of June 30, 2007, the balance consists of the Company’s time deposits of US$0.03 million (equivalent to Rp.300 million) and Rp.6,417 million, and Infomedia’s time deposit of Rp.2,112 million pledged as collateral for bank guarantees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. LONG-TERM INVESTMENTS

	2006
	Percentage
	of	Beginning		Share of	Translation	Ending
	Ownership	Balance	Addition	Net Income	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	66,254	—	(2,052)	(55)	64,147
PT Patra Telekomunikasi Indonesia	40.00	25,070	—	(1,167)	—	23,903
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		91,324	—	(3,219)	(55)	88,050

Cost method:
Bridge Mobile Pte. Ltd.	12.5	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
PT Mandara Selular Indonesia	1.33	—	—	—	—	—

		10,076	—	—	—	10,076

		101,400	—	(3,219)	(55)	98,126

	2007
	Percentage			Share of
	of	Beginning		Net Income	Translation	Ending
	Ownership	Balance	Addition	(Loss)	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	53,114	—	(330)	851	53,635
PT Patra Telekomunikasi Indonesia	40.00	26,007	—	3,919	—	29,926
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		79,121	—	3,589	851	83,561

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	5,454	—	—	14,744
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199

		10,076	5,454	—	—	15,530

		89,197	5,454	3,589	851	99,091

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of June 30, 2006 and 2007, the carrying amount of investment in CSM was equal to the Company’s share in net assets of CSM.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

On August 26, 2005, the Company purchased 10% of Patrakom’s outstanding shares from Indosat for Rp.4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.

As of June 30, 2006 and 2007, the carrying amount of investment in Patrakom was approximate to the Company’s share in net assets of Patrakom.

c.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region.

As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment value has been reduced to nil.

On August 8, 2003, as a result of share-swap transaction with PT Centralindo Pancasakti Cellular, the Company’s interest in PSN effectively increased to 43.69%. The Company’s decision to increase its ownership interest in PSN as part of the share-swap transactions was premised on the Company’s assessment that PSN’s satellite services would allow it to capitalize on a government program which called for the provision of telecommunication services to remote areas of Indonesia.

In 2005, the Company’s ownership interest was diluted to 35.5% as a result of debt to equity conversions consummated by PSN.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%

d.	Bridge Mobile Pte. Ltd

On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

Telkomsel contributed US$1.0 million (equivalent to Rp.9,290 million) which represents a 14.286% ownership interest.

On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.50% following issuance of new shares by Bridge Mobile Pte. Ltd to a new stockholder.

In April 2007, the Company has paid additional subscriptions of US$0.6 (Rp.5,454 million). There is no percentage change in Telkomsel’s ownership interest of Bridge Mobile Pte. Ltd. from the transaction.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11.	LONG-TERM INVESTMENTS (continued)
e.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp.10,398 million represented a 25% equity ownership in Mobisel.

As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.

In July 2003 and January 2004, Mobisel carried out a series of debt to equity conversions resulting in dilution of the Company’s ownership interest to 6.4%.

On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%.

On May 27, 2005, the Company’s ownership interest was further diluted to 1.33% following the issuance of 1,179,418,253 new Series B shares by Mobisel.

On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for Rp.22,561 million. The gain on the sale amounted to Rp.22,561 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT

	January 1,				June 30,
	2006	Additions	Deductions	Reclassifications	2006
At cost
Direct acquisitions
Land	334,447	39,200	(1,942)	—	371,705
Buildings	2,567,559	14,940	—	43,585	2,626,084
Switching equipment	10,829,881	31,746	—	1,062,665	11,924,292
Telegraph, telex and data communication equipment	215,792	—	—	—	215,792
Transmission installation and equipment	31,554,134	324,764	(726,972)	3,043,249	34,195,175
Satellite, earth station and equipment	4,944,004	47,661	(34)	(5,542)	4,986,089
Cable network	18,697,500	94,987	—	(39,621)	18,752,866
Power supply	1,312,395	5,186	—	64,686	1,382,267
Data processing equipment	7,842,373	57,450	—	364,145	8,263,968
Other telecommunications peripherals	904,151	102	(35)	(301)	903,917
Office equipment	649,938	7,437	—	504	657,879
Vehicles	186,383	1,707	(736)	(2,468)	184,886
Other equipment	115,544	1,256	—	—	116,800
Property under construction:
Buildings	21,775	60,284	—	(43,699)	38,360
Switching equipment	13,172	1,194,686	—	(1,062,627)	145,231
Transmission installation and equipment	714,399	3,540,976	—	(3,040,475)	1,214,900
Satellite, earth station and equipment	133	—	—	(119)	14
Cable network	3,771	26,952	—	(28)	30,695
Power supply	61	67,559	—	(63,321)	4,299
Data processing equipment	1,567,260	371,410	—	(371,564)	1,567,106
Other telecommunications peripherals	3,524	—	—	—	3,524
Leased assets
Vehicles	330	—	—	—	330
Transmission installation and equipment	257,380	6,287	—	—	263,667

Total	82,735,906	5,894,590	(729,719)	(50,931)	87,849,846

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,109,838	108,185	—	19	1,218,042
Switching equipment	6,472,592	711,533	—	1,228	7,185,353
Telegraph, telex and data communication equipment	201,527	19,513	—	—	221,040
Transmission installation and equipment	11,991,282	1,737,950	(726,980)	(8)	13,002,244
Satellite, earth station and equipment	1,306,061	271,876	—	—	1,577,937
Cable network	10,331,744	679,204	—	64,302	11,075,250
Power supply	1,032,190	138,994	—	1,627	1,172,811
Data processing equipment	2,938,131	534,405	—	(2,615)	3,469,921
Other telecommunications peripherals	793,983	30,017	(1)	(301)	823,698
Office equipment	543,138	11,001	—	504	554,643
Vehicles	179,601	2,316	(736)	(2,468)	178,713
Other equipment	101,564	2,560	—	—	104,124
Leased assets
Vehicles	70	—	—	—	70
Transmission installation and equipment	90,942	17,268	—	(64,518)	43,692

Total	37,092,663	4,264,822	(727,717)	(2,230)	40,627,538

Net Book Value	45,643,243				47,222,308

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				June 30,
	2007	Additions	Deductions	Reclassifications	2007
At cost
Direct acquisitions
Land	399,338	30,613	(994)	(3,801)	425,156
Buildings	2,758,673	70,254	—	69,599	2,898,526
Switching equipment	21,335,512	239,254	—	1,753,645	23,328,411
Telegraph, telex and data communication equipment	189,701	—	—	—	189,701
Transmission installation and equipment	34,621,302	162,311	—	5,056,918	39,840,531
Satellite, earth station and equipment	5,568,809	98,162	—	4,547	5,671,518
Cable network	19,515,317	184,297	(363)	(20,750)	19,678,501
Power supply	3,269,686	12,992	—	525,839	3,808,517
Data processing equipment	5,332,847	83,565	—	336,388	5,752,800
Other telecommunications peripherals	626,631	2,491	—	(2,898)	626,224
Office equipment	759,959	23,466	—	4,758	788,183
Vehicles	171,778	2,559	(636)	(6,224)	167,477
Other equipment	113,093	3,001	—	—	116,094
Property under construction:
Buildings	35,105	54,846	—	(76,189)	13,762
Switching equipment	1,334,956	468,275	—	(1,754,116)	49,115
Transmission installation and equipment	2,987,094	5,310,666	—	(5,004,920)	3,292,840
Cable network	7,159	11,581	—	(4,183)	14,557
Power supply	17,644	866,575	—	(541,260)	342,959
Data processing equipment	16	361,367	—	(333,558)	27,825
Other telecommunications peripherals	—	—	—	—	—
Leased assets
Transmission installation and equipment	265,820	—	—	—	265,820

Total	99,310,440	7,986,275	(1,993)	3,795	107,298,517

Accumulated depreciation and impairment
Direct acquisitions
Buildings	1,290,020	82,850	—	(99)	1,372,771
Switching equipment	11,195,005	1,210,488	—	(153)	12,405,340
Telegraph, telex and data communication equipment	185,736	153	—	—	185,889
Transmission installation and equipment	12,163,943	1,807,445	—	40,065	14,011,453
Satellite, earth station and equipment	1,947,875	208,116	—	2,495	2,158,486
Cable network	11,495,878	737,006	(363)	(26,427)	12,206,094
Power supply	1,500,435	168,305	—	(2,165)	1,666,575
Data processing equipment	3,688,200	198,024	—	(9,656)	3,876,568
Other telecommunications peripherals	587,545	6,810	—	5,855	600,210
Office equipment	593,038	26,917	—	896	620,851
Vehicles	161,018	2,130	(614)	(6,095)	156,439
Other equipment	101,211	3,636	—	—	104,847
Leased assets
Transmission installation and equipment	133,476	104,909	—	—	238,385

Total	45,043,380	4,556,789	(977)	4,716	49,603,908

Net Book Value	54,267,060				57,694,609

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2006	2007
Proceeds from sale of property, plant and equipment	22,003	14,067
Net book value	—	1,016

Gain on disposal	22,003	13,051

In accordance with the amended and restated KSO VII agreement with BSI (Note 5b) dated October 19, 2006, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period (December 31, 2010). As of June 30, 2007, the net book value of these property, plant and equipment items was Rp.1,095,325 million.

In accordance with the amended and restated KSO IV agreement with MGTI (Note 5a), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of June 30, 2006 and 2007, the net book value of these property, plant and equipment was Rp.1,444,790 million and Rp.972,035 million, respectively.

Further, on August 31, 2005, the Minister of Communication and Information Technology (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union - Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) network. In its press release, the MoCI also announced that the CDMA-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network could no longer be used by the end of 2007. Currently, The Company is in progress of replacing the BSS equipment with BBS equipment operating in 800 Mhz frequency spectrum and expects the BSS equipment will be completely replaced by the end of September 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated to 3G network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the asset and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. Based on this review, in 2005, the Company recognized a write-down of Rp.616,768 million related to transmission installation and equipment of fixed wireless assets and recorded the amount as a component of operating expenses in the consolidated statements of income. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79,359 million. The loss was included as a component of operating expenses in the consolidated statement of income with a corresponding liability included in “Accrued Expenses” in the consolidated balance sheet. In addition, the Company changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007. The effect of this change in estimate increased depreciation expense by Rp.253,167 million (Rp.177,217 million after tax) and Rp.64,650 million (Rp.45,255 million after tax) in the six months period ended 2006 and 2007, respectively.

As of June 30, 2007, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of June 30, 2007, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

Interest capitalized to property under construction amounted to Rp.nil for the six months period ended June 30, 2006 and 2007.

Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil and Rp.nil for the six months period ended June 30, 2006 and 2007, respectively.

In 2006, certain accounts related to telecommunication equipments of subsidiaries were reclassified to a more detail group of assets to conform to the Company’s presentation. The reclassifications have no impact to the economic useful life of the assets.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2007 and 2036. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

As of June 30, 2007, property, plant and equipment, of the Company and its subsidiaries, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Export Indonesia (“ASEI”) against fire, theft and other specified risks. Total cost of assets being insured amounted to Rp.30,302,832 million and US$4.70 million, which was covered by Sum Insured Basis with maximum loss claim of Rp.1,662,165 million and covered by First Loss Basis of US$250 million and Rp.824,000 million including business recovery of Rp.324,000 million with Automatic Reinstatement of Loss Clausul. In addition, the Telkom-1 and Telkom-2 satellite were insured separately for US$39.2 million and US$55.1 million respectively. Management believes that the insurance coverage is adequate.

On May 27, 2006, Yogyakarta within Division Regional IV Central Java experienced an earthquake where an insurance claim amounting to Rp.14,934 million has been made. Operationally, the facilities have been re-operated gradually since June 2006.

On July 17, 2006, the Pangandaran, area of Division Regional III West Java and Banten experienced a tsunami with the estimated total loss of Rp.368 million. The Company did not file a claim since the estimated total loss still below the deductible level.

In 2006, Telkomsel exchanged its certain infrastructures equipment with a net book value of Rp.440,355 million for new equipment with a value of Rp.440,357 million. The resulting gain of Rp.2 million was charged to current operation.

Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).

The Company has lease commitments for certain transmission installation and equipment, and vehicles with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of June 30, 2007 are as follows:

Year	Rupiah
2007	34,363
2008	78,161
2009	78,161
2010	78,161
2011	78,161
Later	24,470

Total minimum lease payments	371,477
Interest	(147,228)

Net present value of minimum lease payments	224,249
Current maturities (Note 21a)	(24,572)

Long-term portion (Note 21b)	199,677

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				June 30,
	2006	Additions	Deductions	Reclassifications	2006
At cost:
Land	3,428	—	—	1,218	4,646
Buildings	8,021	—	—	(1,218)	6,803
Switching equipment	275,035	7,879	—	38	282,952
Transmission installation and equipment	283,438	268	—	(2,141)	281,565
Cable network	268,413	—	—	—	268,413
Other telecommunications peripherals	169,304	—	—	—	169,304

Total	1,007,639	8,147	—	(2,103)	1,013,683

Accumulated depreciation:
Land	1,771	96	—	720	2,587
Buildings	4,366	190	—	(720)	3,836
Switching equipment	185,689	11,267	—	(6)	196,950
Transmission installation and equipment	83,294	12,468	—	—	95,762
Cable network	114,126	10,502	—	(1,195)	123,433
Other telecommunications peripherals	68,988	9,289	—	—	78,277

Total	458,234	43,812	—	(1,201)	500,845

Net Book Value	549,405				512,838

	January 1,				June 30,
	2007	Additions	Deductions	Reclassifications	2007
At cost:
Land	4,646	—	—	—	4,646
Buildings	5,110	—	—	—	5,110
Switching equipment	365,293	—	—	(261)	365,032
Transmission installation and equipment	296,365	—	(25,372)	(36,666)	234,327
Cable network	618,845	—	—	(2,898)	615,947
Other telecommunication peripherals	168,754	—	—	—	168,754

Total	1,459,013	—	(25,372)	(39,825)	1,393,816

Accumulated depreciation:
Land	2,703	116	—	—	2,819
Buildings	2,926	128	—	—	3,054
Switching equipment	172,341	15,179	—	(73)	187,447
Transmission installation and equipment	103,253	15,748	(7,567)	(9,565)	101,869
Cable network	124,740	25,251	—	(1,063)	148,928
Other telecommunication peripherals	87,418	12,598	—	—	100,016

Total	493,381	69,020	(7,567)	(10,701)	544,133

Net book value	965,632				849,683

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

In accordance with revenue-sharing arrangements agreements, the ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

The balances of unearned income on revenue-sharing arrangements as of June 30, 2006 and 2007 are as follows:

	2006	2007
Gross amount	1,013,683	1,393,816

Accumulated amortization:
Beginning balance	(582,155)	(641,839)
Addition (Note 36)	(64,198)	(138,296)
Deduction	2,103	65,197

Ending balance	(644,250)	(714,938)

Net	369,433	678,878

14.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of June 30, 2006 and 2007 consist of:

	2006	2007
Advances for purchase of property, plant and equipment	338,536	185,790
Restricted cash	1,511	91,595
Deferred landrights charges	82,550	84,055
Security deposits	31,208	33,139
Others	22,821	211,054

Total	476,626	605,633

As of June 30, 2007, equipment not used in operation represented Base Transceiver Station (“BTS”) and other equipments of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled.

As of June 30, 2006 and 2007, restricted cash represented cash received from the Government relating to compensation for early termination of exclusive rights to be used for construction of certain infrastructures (Note 30) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

Deferred landrights charges represented costs to extend the contractual life of the landrights which have been deferred and amortized over the contractual life.

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

The changes in the carrying amount of goodwill and other intangible assets for the years ended June 30, 2006 and 2007 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	—	7,257,459
Addition-3G License Telkomsel	—	—	436,000	436,000

Balance as of June 30, 2006	106,348	7,151,111	436,000	7,693,459
Accumulated amortization:
Balance as of December 31, 2004	(97,491)	(2,666,696)	—	(2,764,187)
Amortization expense for 6 months period in 2006	(8,857)	(460,769)	(5,840)	(475,466)

Balance as of June 30, 2006	(106,348)	(3,127,465)	(5,840)	(3,239,653)

Net book value	—	4,023,646	430,160	4,453,806

Weighted-average amortization period	5 years	7.76 years	9.5 years

Gross carrying amount:
Balance as of June 30, 2007	106,348	7,602,847	436,000	8,145,195

Accumulated amortization:
Balance as of December 31, 2006	(106,348)	(3,590,563)	(11,679)	(3,708,590)
Amortization expense for 6 months period in 2007	—	(501,176)	(23,357)	(524,533)

Balance as of June 30, 2007	(106,348)	(4,091,739)	(35,036)	(4,233,123)

Net book value	—	3,511,108	400,964	3,912,072

Weighted-average amortization period		7.79 years	9.33 years
Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas (Notes 4 and 5). Goodwill resulted from the acquisition of GSD (Note 1c).

The estimated annual amortization expense relating to other intangible assets for each of the next four years beginning from January 1, 2007 would be Rp.1,003,071 million per year.

In February 2006, Telkomsel obtained a 3G mobile cellular operating license for 2.1 GHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3G license amounted to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license.

As of June 30, 2007, management believed that there was no indication of impairment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS

Escrow accounts as of June 30, 2006 and 2007 consist of the following:

	2006	2007
Bank Danamon	—	1,169
Bank Negara Indonesia	—	145
Bank Internasional Indonesia	—	80
Bank Mandiri	6,473	—
Citibank N.A., Singapore	3,326	—

	9,799	1,394

a.	Bank Danamon, Bank Negara Indonesia, and Bank Internasional Indonesia

The escrow accounts with Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia were established in relation with the revenue sharing arrangement in telecommunications equipment in Divre VII East Indonesia.

b.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24b).

On September 23, 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account were transferred to the Company on December 6, 2006.

c.	Citibank N.A., Singapore

This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered between the Company and the selling stockholders of Dayamitra.

In 2004, the Company repaid the entire obligations under the Conditional Sale and Purchase Agreement, and since then this escrow account had been used to facilitate the payment of the Company’s obligations under the Option Agreement with TM Communications (Hk) Ltd.

The escrow account earned interest at LIBOR minus 0.75% per annum, computed on a daily basis. The interest income earned was included as part of the escrow funds. The remaining funds available would be transferred to the Company after all of the obligations related to the Dayamitra transaction had been satisfied. As of March 27, 2006, the Company has fully repaid the option strike price.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
17. TRADE PAYABLES

	2006	2007
Related parties
Concession fees	478,217	383,851
Purchases of equipment, materials and services	90,637	271,256
Payables to other telecommunications providers	189,133	116,852

Total	757,987	771,959

Third parties
Purchases of equipment, materials and services	3,475,652	4,787,757
Payables related to revenue-sharing arrangements	72,362	84,411
Payables to other telecommunication providers	210,531	53,247

Total	3,758,545	4,925,415

Total	4,516,532	5,697,374

Trade payables by currency are as follows:

	2006	2007
Rupiah	3,697,726	5,306,612
U.S. Dollar	747,448	344,462
Euro	69,602	42,685
Singapore Dollar	1,174	3,615
Great British Pound Sterling	582	—

Total	4,516,532	5,697,374

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
18.	ACCRUED EXPENSES

	2006	2007
Salaries and benefits	852,634	1,413,698
Operations, maintenance and telecommunications services	528,548	729,753
General, administrative and marketing	528,607	386,487
Interest and bank charges	182,990	159,027

Total	2,092,779	2,688,965

19.	UNEARNED INCOME

	2006	2007
Prepaid pulse reload vouchers	1,873,131	1,953,838
Other telecommunication services	4,232	3,992
Others	25,157	59,322

Total	1,902,520	2,017,152

20.	SHORT-TERM BANK LOANS

	2006	2007
Bank Central Asia	—	300,000
Bank Mandiri	—	300,000
Bank Negara Indonesia	—	300,000
Bank Niaga	9,100	26,844
Bank Bumiputera Indonesia	8,000	8,000

Total	17,100	934,844

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
a.	Bank Central Asia

On August 15, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a Rp.350,000 million short-term facility. The loan amount under the short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e. the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 9.33% as of June 30, 2007) and is unsecured. As of June 28, 2007, the loan has been settled.

On June 15, 2007, Telkomsel signed a loan agreement with Bank Central Asia for Rp.300,000 million short-term facility. The facility would be repaid in three quarterly installments commencing after three months from the availability period. The loan bears a floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% and is unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.300,000 million.

b.	Bank Mandiri

On August 15, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a Rp.350,000 million short-term facility. The short-term facility would be repaid in three quarterly installment commencing after three months from the availability period (i.e the earlier of November 15, 2006 or the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 9.33% as of June 30, 2007) and is unsecured. As of June 28, 2007. The loan has been settled.

On June 15, 2007, Telkomsel signed a loan agreement with Bank Mandiri for Rp.300,000 million short-term facility. The facility would be repaid in three quarterly installments commencing after three months from the availability period. The loan bears a floating interest rate of three-months Jakarta Inter Bank Offered Rate plus 1.25% and is unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.300,000 million.

c.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a loan agreement with BNI for a Rp.300,000 million short-term facility. The short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5%. (i.e., 9.33% as of June 30, 2007) and is unsecured. As of June 28, 2007, the loan has been settled.

On June 15, 2007, Telkomsel signed a loan agreement with BNI for Rp.300,000 million short-term facility. The facility would be repaid in three quarterly installments commencing after three months from the availability period. The loan bears a floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% and is unsecured The principal outstanding as of June 30, 2007 amounted to Rp.300,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
d.	Bank Niaga

On April 25, 2005, Balebat entered into a loan agreement for a 12% per annum fixed rate revolving credit facility of Rp.800 million and an investment credit facility of Rp.1,600 million (Note 24g). These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp.3,350 million.The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the amendment on June 13, 2006, the revolving credit facility amounted to Rp.800 million was combined with the short-term fixed credit facility of Rp.4,000 million as described in Note 24g. Additionally, Balebat obtained credit facility of Rp.500 million at a fixed interest rate of 16.75% per annum maturing on May 30, 2007. On May 23, 2007 the loan agreement was amended (4th amendment agreement) to increase the maximum facility amount and interest rate to Rp.15,000 million and 13% per annum respectively for the period to May 29, 2008. As of June 30, 2006 and 2007, the principal outstanding balance amounted to Rp.1,100 million and Rp.11,844 million, respectively.

On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a short-term facility of Rp.3,000 million for a one-year term. The loan facility was secured by certain GSD’s property, carried interest at 14.5% per annum and would expire on October 18, 2006. On June 7, 2006, the loan agreement was amended to increase the maximum facility amount and interest rate to Rp.8,000 million and 16.25% per annum, respectively. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. As of June 30, 2006 and 2007, the principal outstanding amounted to Rp.5,000 million and Rp.8,000 million, respectively.

In October 2005, GSD also entered into a loan agreement with the Bank Niaga to obtain a Rp.12,000 million short-term facility, which would expire on October 18, 2006. The borrowing under this facility carried interest at 14.5% per annum. On June 7, 2006, the credit agreement was amended to reduce the maximum facility to Rp.7,000 million and to change the interest rate to 16.25% per annum. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. The principal outstanding as of June 30, 2006 and 2007 was Rp.3,000 and Rp.7,000 million, respectively.

The credit facilities of Rp.8,000 million and Rp.7,000 million are secured by GSD’s property located in Jakarta.

e.	Bank Bumiputera Indonesia

On February 15, 2006, GSD entered into a loan agreement with Bank Bumiputera Indonesia amounted to Rp.8,000 million with interest at 17% per annum, unsecured and repayable by monthly installments. The loan is payable within 12 months from the signing date and will mature on February 15, 2007. On February 27, 2007 the loan agreement was amended for the period to February 27, 2008. As of June 30, 2007 the loan was fully drawn-down and the principal outstanding amounted to Rp.8,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2006	2007
Bank loans	24	844,425	2,294,508
Notes and Bonds	23	464,621	999,780
Deferred consideration for business combinations	25	658,889	1,049,953
Two-step loans	22	508,541	443,686
Obligations under capital leases	12	18,234	24,572

Total		2,494,710	4,812,499

b.	Long-term portion

	(In billions of Rupiah)
	Notes	Total	2008	2009	2010	2011	Later
Two-step loans	22	3,761.5	208.6	418.4	395.0	367.6	2,371.9
Bank loans	24	2,926.9	1,127.1	1,478.9	214.2	106.7	—
Deferred consideration for business combinations	25	3,013.1	570.6	1,145.4	1,191.6	105.5	—
Obligations under capital leases	12	199.7	13.7	34.8	44.2	56.0	51.0

Total		9,901.2	1,920.0	3,077.5	1,845.0	635.8	2,422.9

22.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. The loans are unsecured. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

The details of the two-step loans as of June 30, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Creditors	2006	2007	2006	2007
Overseas banks	3.10% - 11.64%	3.10% - 11.64%	4,796,882	4,177,731
Consortium of contractors	3.20%	3.20%	60,581	27,492

Total			4,857,463	4,205,223
Current maturities			(508,541)	(443,686)

Long-term portion			4,348,922	3,761,537

The details of two-step loans obtained from overseas banks as of June 30, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Currencies	2006	2007	2006	2007
U.S. Dollar	4.00% - 6.45%	4.00% - 7.39%	1,961,242	1,694,196
Rupiah	8.54% - 11.64%	11.43%-12.18%	1,688,182	1,498,380
Japanese Yen	3.10%	3.10%	1,147,458	985,155

Total			4,796,882	4,177,731

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.

Details of two-step loans obtained from a consortium of contractors as of June 30, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Currencies	2006	2007	2006	2007
Japanese Yen	3.20%	3.20%	60,581	27,492

Total			60,581	27,492

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on three-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of June 30, 2007, the Company has used all facilities under the two-step loans program and the draw-down period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
As of June 30, 2007, the Company complied with the above mentioned ratios.

23.	NOTES AND BONDS

	2006	2007
Bonds	994,494	999,780
Medium-term Notes	464,621	—

Total	1,459,115	999,780
Current maturities	(464,621)	(999,780)

Long-term portion	994,494	—

a.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp.1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on the Surabaya Stock Exchange and will mature on July 16, 2007. The trustee of the bonds is PT Bank Rakyat Indonesia Tbk (effective from January 17, 2006 replacing PT Bank Negara Indonesia (Persero) Tbk) and the custodian is PT Kustodian Sentral Efek Indonesia.

As of June 30, 2007, the ratings for the bonds were AAA and BB+ by Pefindo and Standard and Poor’s, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
a.	Bonds (continued)

As of June 30, 2006 and 2007, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2006	2007
Principal	1,000,000	1,000,000
Bond issuance costs	(5,506)	(220)

Net	994,494	999,780

During the period when the bonds are outstanding, the Company is required to comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period January 1, 2002 to December 31, 2002

b.	2.5:1 for the period January 1, 2003 to December 31, 2003

c.	2:1 for the period January 1, 2004 to the redemption date of the bonds
3.	Debt to EBITDA ratio should not exceed 3:1
The Company also covenanted in the bonds indenture that during the periods the bonds are outstanding, the Company would not make any loans to or for the benefits of any person which in the aggregate exceed Rp.500,000 million. On June 30, 2006 and 2007, the Company breached this covenant with regard to providing loans certain subsidiary which in aggregate exceed Rp.500,000 million. However the Company has obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds.

b.	Medium-term Notes

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue medium-term notes (the “Notes”) for a total principal amount of Rp.1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the TII acquisition amounting to US$123.0 million.

The Notes consist of four series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
b.	Medium-term Notes (continued)

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005, December 15, 2005, June 15, 2006 and June 15, 2007, the Company repaid the Series A, Series B, Series C, and series D Notes.

As of June 30, 2006 and 2007, the outstanding principal and unamortized debt issuance costs are as follows:

	2006	2007
Principal	465,000	—
Debt issuance costs	(379)	—

	464,621	—
Current maturities	(464,621)	—

Long-term portion	—	—

As of June 30, 2007, the Pefindo’s rating for the Notes was AAA.

During the period when the Notes are outstanding, the Company must comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed 2:1

3.	Debt to EBITDA ratio should not exceed 3:1
The Company complied with the covenants for the whole financial years.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS

The details of long-term bank loans as of June 30, 2006 and 2007 are as follows:

			2006		2007
			Outstanding		Outstanding
			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent
The Export-Import
Bank of Korea	US$	124.0	117.6	1,089,517	94.0	851,203
Bank Mandiri	Rp	1,492,500.0	—	303,416	—	1,260,000
Bank Central Asia	Rp	1,423,000.0	—	257,395	—	1,100,000
Citibank N.A.	US$	113.3	50.8	471,929	27.0	248,241
	Euro	73.4	29.3	346,935	15.0	178,478
	Rp	500,000.0	—	200,000	—	400,000
Bank Negara Indonesia	Rp	800,000.0	—	—	—	740,000
Consortium of banks	Rp	150,000.0	—	53,748	—	—
Lippo Bank	Rp	18,500.0	—	13,801	—	14,721
Bank Niaga	Rp	32,100.0	—	8,205	—	24,998
Bank Bukopin	Rp	5,300.0	—	4,553	—	3,737
Bank Rakyat Indonesia	Rp	400,000.0	—	—	—	400,000

Total				2,749,499		5,221,378
Current maturities of bank loans (note 21a)				(844,425)		(2,294,508)

Long-term portion (note 21b)				1,905,074		2,926,870

a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124.0 million. The loan was used to finance the CDMA procurement from the Samsung Consortium and the facility was available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. As of June 30, 2006 and 2007, the principal outstanding amounted to US$117.6 million (equivalent to Rp.1,089,517 million) and US$94.1 million (equivalent to Rp.851,203 million), respectively.

b.	Bank Mandiri

On December 20, 2003, Dayamitra obtained a Rp.40,000 million credit facility from Bank Mandiri. The loan amount under the facility would be repaid on a quarterly basis beginning from the end of the third quarter of 2004 until the end of the fourth quarter of 2006 and carried interest at 14% per annum which would be subject to change to reflect any changes in the market rate. The loan was obtained to finance the construction of the Fixed Wireless CDMA project pursuant to the procurement agreement entered into between Dayamitra and Samsung Electronic Co. Ltd. As of June 30, 2006, the principal outstanding under this facility was Rp.8,828 million and the loan was fully repaid in July 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Bank Mandiri (continued)

The above loan was collateralized by Dayamitra’s telecommunications equipment/network with the CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO VI. In addition, Dayamitra was required to maintain a minimum balance of Rp.6,000 million in an escrow account established to facilitate loan repayments (Note 16b).

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp.2,500 million. This facility was secured by Balebat’s operating equipment and matured in July 2006. As of June 30, 2006, the interest rate charged on the loan was 15% per annum, and was payable on a monthly basis. The principal was repayable by monthly installments. As of June 30, 2006, the principal outstanding under this facility amounted to Rp.590 million and the loan was fully repaid in July 2006.

On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million. The loan is payable to Bank Mandiri in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 20, 2007 and the date on which the facility has been fully drawn). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 9.58% as of June 30, 2007) and unsecured. The principal outstanding as of June 30, 2006 and 2007 amounted to Rp.300,000 million and Rp.480,000 million, respectively.

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.350,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 9.33% as of June 30, 2007) and unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.280,000 million.

On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of June 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1,25% which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.500,000 million.

c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp.173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001 with PT Pirelli Cables Indonesia and PT Siemens Indonesia.

The amounts drawn from the facility bear interest at 4.35% plus the three-month time deposit rate. The loans would be repaid in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 but was amended in 2004 to mature in April 2007 instead.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
c.	Bank Central Asia (continued)

The loan facility from Bank Central Asia is not collateralized

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	EBITDA to interest ratio should exceed 4:1

2.	EBITDA to interest and principal ratio should exceed 1.5:1

3.	Debt to EBITDA ratio should not exceed 3:1
In 2006, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million. The Company obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp.500,000 million. As of June 30, 2006, the principal outstanding under this facility was Rp.57,395 million and the loan was fully repaid in April 10, 2007.
On March 16, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a facility of Rp.400,000 million. The loan is payable to Bank Central Asia in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 16, 2007 and the date on which the facility has been fully drawn). The loan bears a floating an interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 9.58% as of June 30, 2007) and unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.320,000 million.
On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Central Asia for Rp.350,000 million. This facility is payable for 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 9.33% as of June 30, 2007) and unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.280,000 million.
On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Central Asia of Rp.500,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of June 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.500,000 million.
d.	Citibank N.A.
1.	Hermes Export Facility
On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 52a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Citibank N.A. (continued)
1.	Hermes Export Facility (continued)

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.

The interest rate per annum on the Facility is determined based on the EURIBOR plus 0.75% per annum (i.e., 3.33% as of June 30, 2006 and 3.81% as of June 30, 2007) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). As of June 30, 2006 and 2007, the outstanding balance was Euro29.3 million (equivalent to Rp.346,935 million) and Euro14.7 million (equivalent to Rp.178,478 million), respectively.

The schedule of the principal payments on this long-term loan as of June 30, 2007 is as follows:

	Amount
	Euro	Rupiah
Year	(in millions)	equivalent
2007	7.3	89,239
2008	7.4	89,239

	14.7	178,478

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The credit facility is unsecured.

The lender required a fee of 8.4% of the total facility. This fee was paid twice during the agreement period, 15% of the fee was required to be paid in cash and 85% was included in the loan balance.

As of June 30, 2006 and 2007, the outstanding loan was US$10.5 million (equivalent to Rp.97,103 million) and US$6.3 million (equivalent to Rp.56,897 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.

The amounts drawn from the facility bear interest at a rate equal to the six-month LIBOR plus 0.75% (i.e., 5.04% and 6.11% as of June 30, 2006 and 2007, respectively).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Citibank N.A. (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)
b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

The amounts drawn from the facility bear a fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of June 30, 2006 and 2007 was US$7.3 million (equivalent to Rp.68,790 million) and US$3.7 million (equivalent to Rp.33,589 million), respectively. The credit facility is unsecured.
During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a. 3:1 for the period April 10, 2002 to January 1, 2003
b. 2.75:1 for the period January 2, 2003 to January 1, 2004
c. 2.5:1 for the period January 2, 2004 to January 1, 2005
d. 2:1 for the period January 2, 2005 to the full repayment date of the loans
3.	Debt to EBITDA ratio should not exceed:
a. 3.5:1 for the period April 10, 2002 to January 1, 2004
b. 3:1 for the period January 2, 2004 to the full repayment date of the loans
In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. As of June, 30, 2007, the Company has complied with the above covenant.

3.	EKN-Backed Facility
On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 52a.i), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility amount of US$70.5 million, divided into several tranches.
The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Citibank N.A. (continued)
3.	EKN-Backed Facility (continued)

The interest rate per annum on the Facility is determined based on CIRR (Commercial Interest Reference Rate) of 3.52% plus 0.5% per annum (i.e., 4.02%and 4.02% as of June 30, 2006 and 2007, respectively) and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for the loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

No amounts were drawn down from the Facility for the six months period ended June 30, 2006 and 2007. As of June 30, 2006 and 2007, the outstanding balance was US$32.9 million (equivalent to Rp.306,037 million) and US$17,4 million (equivalent to Rp.157,755 million), respectively.

The schedule of the principal payments on this long-term loan as of June 30, 2007 is as follows:

	Amount
	US$	Rupiah
Year	(in millions)	Equivalent
2007	7.7	70,093
2008	9.7	87,662

	17.4	157,755

4.	Medium Term Loan
On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, N.A., Jakarta Branch for a facility of Rp.500,000 million. The loan is repayable to Citibank in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 21, 2007 and the date on which the facility has been fully drawn). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% (i.e., 9.85% as of June 30, 2007) and unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.400,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Citibank N.A. (continued)

The following table summarizes the principal outstanding on the various long-term loans from Citibank N.A. as of June 30, 2006 and 2007:

		2006		2007
		Foreign		Foreign
		Currencies	Rupiah	Currencies	Rupiah
		(in millions)	Equivalent	(in millions)	Equivalent
Hermes Export Facility	Euro	29.3	346,935	14.7	178,478
HP Backbone loans	US$	17.8	165,892	10.0	90,487
EKN-Backed Facility	US$	32.9	306,037	17.4	157,755
Medium Term Loan	Rp	—	—	—	400,000

Total			818,864		826,720
Current maturities			(390,699)		(590,185)

Long-term portion			428,165		236,535

e.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million. This facility is payable for 5 quarterly installment commencing six months after the end of the availability period (the earlier date of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% (i.e., 9.33% as of June 30, 2007) and unsecured. The principal outstanding as of June 30, 2007 amounted to Rp.240,000 million.

On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.500,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of June 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 amounted to 500,000 million.

f.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp.400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19% for the first year from the signing date and at the rate of the highest average three-month deposit rate of each creditors plus 4% for the remaining years. The draw-down period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp.500,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
f.	Consortium of banks (continued)

Subsequently, based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp.150,000 million, the draw-down period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp.187,500 million.

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1. Debt to equity ratio should not exceed 3:1
2. EBITDA to interest expense should exceed 5:1
As of June 30, 2007, the Company complied with the above mentioned ratios.

As of June 30, 2006, the interest rate charge on the loan and principal outstanding under this facility was 12.94% and Rp.53,748 million, respectively. As of June 22, 2007 the loan was fully repaid.

g.	Bank Niaga
On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp.7,200 million comprising Rp.5,000 million to finance the construction of plant (“Investment Facility”) with interest at 13.5% per annum and Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with the interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp.8,450 million. As of June 30, 2006 and 2007, principal outstanding under these facilities amounted to Rp.2,811 million and Rp.2,770 million, respectively.
On December 22, 2005 the loan agreement was amended to include a short term credit facility of Rp.4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp.800 million (Note 20d).
On June 13, 2006, Balebat also received additional facility of Rp.2,500 million which consist of transaction facility of Rp.2,000 million to finance the purchase of printing machine and Rp.500 million to finance the purchase of operational vehicle with interest rate 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities secured by Balebat’s property located in West Java. As of June 30, 2007, the outstanding loans of the facilities was Rp.1,260 million, respectively.
As discussed in Note 20d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
g.	Bank Niaga (continued)

The investment credit facility bears interest at a rate equal to market rate plus 2% (17% as of June 30, 2006 and 16.5% as of June 30, 2007). As of June 30, 2006 and 2007, the principal outstanding amounted to Rp.1,367 million and Rp.967 million, respectively.

In March 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank Niaga for a total facility of Rp.20 million with interest rate 13 % per annum. The facility secured by a parcel of land. The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in May 2015. As of June 30, 2007, the principal outstanding amounted to Rp.20,000 million.

h.	Bank Bukopin
On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities totaling Rp.5,300 million. The loans were obtained to finance the acquisition of a property. The loan is payable in 60 monthly installments. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. As of June 30, 2006 and 2007, interest rate charged on the loan was 15.75% and 15.75%, respectively. The facilities are secured by certain Infomedia’s property. As of June 30, 2006 and 2007, the principal outstanding amounted to Rp.4,553 million and Rp.3,737 million, respectively.
i.	Bank Lippo
On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp.18,500 million to finance its Call Center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the Call Center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date. As of June 30, 2006 and 2007, the principal outstanding amounted to Rp.13,801 million and Rp.14,721 million, respectively.
j.	Bank BRI
On June 15, 2007, Telkomsel entered into a loan agreement with Bank BRI for a facility of Rp.400,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of June 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% which becomes due quarterly in arrears and is unsecured. The principal outstanding as of June 30, 2007 amounted to 400,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

These represent the Company’s obligation to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV, and BSI in respect of the Company’s acquisition of KSO VII.

	2006	2007
TII transaction (Note 4)
PT Aria Infotek	318,448	207,326
The Asian Infrastructure Fund	75,821	49,364
MediaOne International I B.V.	212,298	138,218
Less discount on promissory notes	(39,279)	(16,115)

	567,288	378,793

KSO IV transaction (Note 5a)
MGTI	3,311,022	2,543,611
Less discount	(577,352)	(334,973)

	2,733,670	2,208,638

KSO VII transaction (Note 5b)
BSI	—	1,895,944
Less discount	—	(420,320)

	—	1,475,624

Total	3,300,958	4,063,055
Current maturity — net of discount (Note 21a)	(658,889)	(1,049,952)

Long-term portion — net of discount (Note21b)	2,642,069	3,013,103

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26.	MINORITY INTEREST

	2006	2007
Minority interest in net assets of subsidiaries:
Telkomsel	6,026,686	6,972,059
Infomedia	110,957	118,641
Metra	2,808	1,589
GSD	5	—

Total	6,140,456	7,092,289

	2006	2007
Minority interest in net income (loss) of subsidiaries:
Telkomsel	1,865,832	2,223,869
Infomedia	33,030	26,237
Pramindo	1	—
Metra	(1,192)	(1,989)

Total	1,897,671	2,248,117

27.	CAPITAL STOCK

	2006
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,851,027,794	9.18	462,757
The Bank of New York	1,489,647,776	7.39	372,412
Board of Commissioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	4	—	—
Abdul Haris	1,000	—	—
Public (individually less than 5%)	6,443,352,874	31.96	1,610,838

Total	20,104,555,780	99.72	5,026,139
Treasury Stock (Note 29)	55,443,500	0.28	13,861

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
27.	CAPITAL STOCK (continued)

	2007
		Percentage	Total
Description	Number of Shares	of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.18	2,580,118
JPMCB US Resident (Norbax Inc.)	1,608,020,833	7.98	402,005
The Bank of New York	1,726,969,800	8.57	431,742
Board of Directors (Note 1a):
Ermady Dahlan	17,604	0.00	4
Indra Utoyo	5,508	0.00	1
Public (individually less than 5%)	6,293,224,323	31.22	1,573,307

Total	19,948,708,780	98.95	4,987,177
Treasury Stock (Note 29)	211,290,500	1.05	52,823

Total	20,159,999,280	100.00	5,040,000

The Company only issued one Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of the Stockholders with respect to election and removal of Commissioners and Directors and to amend the Company’s article of association.

Series B shares give the same and equal rights to all the Series B shareholders.

28.	ADDITIONAL PAID-IN CAPITAL

	2006	2007
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	TREASURY STOCK

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the phase I plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with total cost not to exceed Rp.5,250,000 million; (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007), in accordance with BAPEPAM Regulation No.XI.B.2.

Up to the last transaction of this phase dated June 20, 2007, the Company has repurchased 211,290,500 shares of the Company’s issued and outstanding Series B shares, representing approximately 1.05% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.1,829,138 million, including the broker and custodian fees.

Based on the resolution of the Annual General Meeting of Stockholders on June 29, 2007, the Stockholders authorized the phase II plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 215.000.000 of the Company’s issued Series B shares with the reserved fund amounted to Rp.2,000,000 million; (ii) the period determined for the acquisition would not be longer than 18 months (June 29, 2007 to December 28, 2008), in accordance with BAPEPAM Regulation No.XI.B.2.

Up to the issuance date of these financial statements, no share repurchase transaction phase II has been executed

The movement of shares held in treasury arising from the programs for repurchase of shares phase I was the following:

	2007
	Number of share	Rp
Balance as of January 1, 2007	118,376,500	952,211
Number of shares acquired	92,914,000	876,927

Balance as of June 30, 2007	211,290,500	1,829,138

Historical unit cost of repurchase of treasury shares:

Rp
Weighted average	8,657
Minimum	6,633
Maximum	10,755
The acquisition unit cost has included the total cost for the shares repurchase programs i.e. broker commission and custodian fee. Up to balance sheet date none of the shares acquired were sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Compensation for early termination of exclusive rights

On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the State Minister of Communication and Information - Directorate General of Post and Telecommunications, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million to the Company over a five-year period where Rp.90,000 million shall be paid from the 2005 State budget, Rp.90,000 million from the 2006 State budget and the remaining Rp.298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure.

As of June 30, 2007, the Company has received Rp.180,000 million in relation to the compensation for the early termination of exclusivity right, being Rp.90,000 million paid by the Government on December 30, 2005 and Rp.90,000 million on December 28, 2006. The Company recorded these amounts in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. These amounts are recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp.298,000 million when it is received.

As of June 30, 2007, the development of the related infrastructure amounted to Rp.90,702 million.

31.	TELEPHONE REVENUES

	2006	2007
Fixed lines
Local and domestic long-distance usage	3,493,794	3,653,128
Monthly subscription charges	1,706,835	1,856,685
Installation charges	86,258	60,873
Phone cards	934	5,605
Others	49,345	62,783

Total	5,337,166	5,639,074

Cellular
Air time charges	8,769,332	11,091,060
Monthly subscription charges	161,566	129,321
Features	449,839	112,473
Connection fee charges	62,189	65,667
Total	9,442,926	11,398,521

Total Telephone Revenues	14,780,092	17,037,595

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
32.	INTERCONNECTION REVENUES

	2006	2007
Cellular	3,591,353	4,964,721
International	411,656	677,023
Others	113,680	161,076

Total	4,116,689	5,802,820

As of December 31, 2006 interconnection tariff scheme was percentage of revenue sharing between operators. In 2007, pursuant to Minister Regulation No. 08/Per/M.KOMINFO/02/2006, the Company recorded interconnection expenses due to implementation of cost allocation based interconnection tariff (Notes 38 and 51).

Refer to Note 47 for details of related party transactions.

33.	REVENUE UNDER JOINT OPERATION SCHEMES

	2006	2007
Minimum Telkom Revenues	138,344	—
Share in Distributable KSO Revenues	163,921	—
Amortization of unearned initial investor payments under Joint Operation Schemes	524	—

Total	302,789	—

KSO revenues were shares of the Company’s revenues under joint operation agreement with the KSO investors. On October 19, 2006, the Company has amended the KSO VII agreement and as of that date the Company has obtained the operational control over all of the KSO operations by acquisition of its KSO investors or the businesses.

34.	DATA AND INTERNET REVENUES

	2006	2007
SMS	3,165,478	4,434,209
Data communication	347,486	1,116,308
Internet	419,074	613,511
VoIP	147,250	101,828
e-Business	16,525	17,589

Total	4,095,813	6,283,445

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
35.	NETWORK REVENUES

	2006	2007
Satellite transponder lease	221,619	134,018
Leased lines	73,440	76,853

Total	295,059	210,871

Refer to Note 47 for details of related party transactions.

36.	REVENUE-SHARING ARRANGEMENTS REVENUES

	2006	2007
Revenue-Sharing Arrangements revenues	139,320	96,213
Amortization of unearned income (Note 13)	64,198	138,296

Total	203,518	234,509

37.	OPERATING EXPENSES — PERSONNEL

	2006	2007
Salaries and related benefits	1,115,350	1,404,836
Vacation pay, incentives and other benefits	1,278,396	1,394,226
Employee income tax	350,429	802,460
Net periodic post-retirement health care benefit cost (Note 46)	299,689	362,084
Net periodic pension cost (Note 44)	220,837	239,154
Housing	103,430	142,351
Medical	5,900	6,061
Other employee benefits (Note 44)	5,126	—
Long service awards (Note 45)	80,838	(317,792)
Others	37,338	46,744

Total	3,497,333	4,080,124

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
38.	INTERCONNECTION EXPENSES

	2006	2007
Cellular	—	1,174,017
International	—	103,259
Others	—	4,552

Total	—	1,281,828

Pursuant to Minister Regulation No. 08/Per/M.KOMINFO/02/2006, starting from January 1, 2007, the Company recorded interconnection expenses due to implementation of cost allocation based interconnection tariff (Notes 32 and 51).

Refer to Note 47 for details of related party transactions.

39.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2006	2007
Operations and maintenance	1,813,475	2,497,300
Radio frequency usage charges	314,423	548,513
Concession fees and Universal Service Obligation (USO) charges	416,096	491,996
Cost of phone, SIM and RUIM cards	286,815	311,279
Electricity, gas and water	196,721	220,528
Insurance	74,263	150,327
Vehicles and supporting facilities	120,061	114,039
Leased lines	80,390	88,398
Travelling	18,092	23,782
Call center	29,594	394
Others	26,980	2,385

Total	3,376,910	4,448,941

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2006	2007
Amortization of goodwill and other intangible assets (Note 15)	475,466	524,533
Collection expenses	213,491	276,623
Provision for doubtful accounts and inventory obsolescence	269,636	239,506
Travelling	100,176	126,056
Security and screening	89,613	112,704
Training, education and recruitment	83,323	100,252
Stationery and printing	20,962	96,196
General and social contribution	138,280	85,190
Meetings	26,320	39,668
Professional fees	65,657	38,990
Research and development	3,503	2,867
Others	10,311	64,792

Total	1,496,738	1,707,377

41.	TAXATION
a.	In 2006, Telkomsel recognized a claim for tax refund amounting to Rp.337,855 million as a result of the revision to the 2004 and 2005 tax returns and Rp.21,727 million as a result of its objection to the 2002 tax assessment (Note 41f).

b.	Prepaid taxes

	2006	2007
Subisidiaries
Corporate income tax	48,683	—
Article 23 - Witholding tax on services delivery	7,147	25,939

	55,830	25,939

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
c.	Taxes payable

	2006	2007
The Company
Income taxes
Article 21 - Individual income tax	70,170	101,316
Article 22 - Witholding tax on goods delivery and import	3,280	2,223
Article 23 - Witholding tax on services delivery	37,321	7,719
Article 25 - Installment of corporate income tax	4,376	6,493
Article 26 - Witholding tax on non-resident income tax	777	1,159
Article 29 - Underpayment of corporate income tax	459,004	165,161
Value added tax	311,243	345,474

	886,171	629,545

Subsidiaries
Income taxes
Article 21 - Individual income tax	11,386	16,836
Article 22 - Witholding tax on goods delivery and import	216	1
Article 23 - Witholding tax on services delivery	61,740	35,280
Article 25 - Installment of corporate income tax	179,969	357,629
Article 26 - Witholding tax on non-resident income tax	51,097	17,675
Article 29 - Underpayment of corporate income tax	750,641	534,169
Value added tax	45,242	140,638

	1,100,291	1,102,228

	1,986,462	1,731,773

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
d. The components of income tax expense (benefit) are as follows:

	2006	2007
Current
The Company	1,284,080	723,475
Subsidiaries	2,352,780	2,613,830

	3,636,860	3,337,305

Deferred
The Company	(176,005)	410,368
Subsidiaries	9,921	147,259

	(166,084)	557,627

	3,470,776	3,894,932

e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2006	2007
Consolidated income before tax	11,187,407	12,767,972
Add back consolidation eliminations	3,844,286	4,247,430

Consolidated income before tax and eliminations	15,031,693	17,015,402
Less: income before tax of the subsidiaries	(8,104,659)	(9,256,636)

Income before tax attributable to the Company	6,927,034	7,758,766
Less: income subject to final tax	(326,641)	(302,915)

	6,600,393	7,455,851

Tax calculated at progressive rates	1,980,101	2,236,738
Non-taxable income	(1,152,320)	(1,275,306)
Non-deductible expenses	167,879	184,173
Deferred tax assets originating from previously unrecognized temporary differences, net	61,404	(54,489)

Corporate income tax expense	1,057,064	1,091,116
Final income tax expense	51,012	42,727

Total income tax expense of the Company	1,108,076	1,133,843
Income tax expense of the Subsidiaries	2,362,701	2,761,089

Total consolidated income tax expense	3,470,777	3,894,932

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)

The reconciliation between income before tax attributable to the Company and estimated taxable income for the six months ended June 30, 2006 and 2007 is as follows:

	2006	2007
Income before tax attributable to the Company	6,927,034	7,758,766
Less: income subject to final tax	(324,641)	(302,915)

	6,602,393	7,455,851

Temporary differences:
Depreciation of property, plant and equipment	476,792	131,947
Gain on sale of property, plant and equipment	1,234	1,937
Allowance for doubtful accounts	150,045	52,727
Trade receivables written-off	(64,812)	(115,634)
Allowance for inventory obsolescence	1,362	5,486
Accrued early retirement benefits	—	(1,528,429)
Accrued employee benefits	270,609	524,266
Net periodic pension cost	(143,868)	(150,909)
Long service awards	45,157	(425,082)
Amortization of intangible assets	448,441	502,410
Amortization of landrights	(2,438)	(2,142)
Depreciation of property, plant and equipment under revenue-sharing arrangements	42,438	69,019
Amortization of unearned income on revenue- sharing arrangements	(64,187)	(138,062)
Payments of deferred consideration for business combinations	(206,704)	(451,772)
Foreign exchange loss/(gain) on deferred consideration for business combinations	(176,988)	—
Capital leases	11,805	(20,673)
Loss on purchase commitments	2,476	8,561
Other provisions	—	(13,177)

Total temporary differences	791,362	(1,549,527)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
e.	(continued)

	2006	2007
Permanent differences:
Net periodic post-retirement health care benefit cost	295,636	357,854
Amortization of goodwill	8,858	—
Amortization of discount on promissory notes	26,256	14,316
Depreciation expenses	—	—
Equity in net income of associates and subsidiaries	(3,841,068)	(4,251,019)
Others	228,847	241,741

Total permanent differences	(3,281,471)	(3,637,108)

Taxable income	4,110,286	2,269,219

Corporate income tax expense	1,233,068	680,748
Final income tax expense	51,012	42,727

Total current income tax expense of the Company	1,284,080	723,475
Current income tax expense of the Subsidiaries	2,352,780	2,613,830

Total current income tax expense	3,636,860	3,337,305

Calculation of corporate income tax liability above was in accordance with annual tax return submitted by the Company to the Tax Office.

f.	Tax assessment

In 2006, the Company received a tax assessment letter (SKPKB) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp.4,363 million. The underpayment was paid in August 2006.

During 2006, Telkomsel was assessed for underpayments of withholding taxes and value added tax (self assessed) including penalty covering the fiscal year 2002 totaling Rp.129 billion and overpayment of corporate income tax or Rp.5 billion. The net underpayment of Rp.124 billion was settled through the use of the payment of income tax in 2003 of Rp.24 billion and a cash payment of Rp.100 billion. Of the Rp.100 billion cash payment made, Telkomsel has filed an objection for Rp.99 billion. Of the net underpayment of Rp.105 billion, Rp.83 billion was charged to expense in 2006 with the remaining amount of Rp.22 billion recorded as part of its claims for tax refund (Note 41a).

In 2006, Telkomsel filed revisions of its tax returns for the fiscal years 2004 and 2005 due to a recalculation of the depreciation of property, plant and equipment for tax purposes. As a result of the recalculation, Telkomsel recognized claims for overpayments with a corresponding addition to the deferred tax liability of property, plant and equipment amounting to Rp.338 billion (Note 40a). Accordingly, Telkomsel is being audited by the Tax Office.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
g.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		credited
	December 31,	to statements	June 30,
	2005	of income	2006
The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	(20,268)	185,128
Allowance for inventory obsolescence	13,652	417	14,069
Long-term investments	6,666	(3,468)	3,198
Accrued employee benefits	63,003	81,183	144,186
Accrued long service awards	148,791	13,547	162,338
Net periodic pension cost	384,237	(43,160)	341,077
Capital leases	6,408	1,116	7,524
Deferred consideration for business combinations	945,403	(119,631)	825,772
Accrued expenses	58,265	—	58,265

Total deferred tax assets	1,831,821	(90,264)	1,741,557

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,766,217)	139,045	(1,627,172)
Landrights	(2,604)	(731)	(3,335)
Revenue-sharing arrangements	(37,176)	(6,577)	(43,753)
Intangible assets	(1,345,324)	134,532	(1,210,792)

Total deferred tax liabilities	(3,151,321)	266,269	(2,885,052)

Deferred tax liabilities of the Company, net	(1,319,500)	176,005	(1,143,495)

Deferred tax liabilities of the subsidiaries, net	(1,072,310)	(12,586)	(1,084,896)

Total deferred tax liabilities, net	(2,391,810)	163,419	(2,228,391)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)/
		Credited
	December 31,	to Statements	June 30,
	2006	of Income	2007
The Company
Deferred tax assets:
Allowance for doubtful accounts	263,320	20,334	283,654
Allowance for inventory obsolescence	14,099	1,525	15,624
Accrued early retirement benefits	458,529	(458,529)	—
Accrued for employee benefits	71,135	157,280	228,415
Accrued long service awards	177,019	(127,524)	49,495
Net periodic pension cost	302,260	(45,273)	256,987
Capital Leases	12,408	27,454	39,862
Deferred consideration for business combinations	1,249,331	(134,012)	1,115,319
Accrued expenses	57,185	(3,953)	53,232

Total deferred tax assets	2,605,286	(562,698)	2,042,588

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,947,349)	5,903	(1,941,446)
Landrights	(3,800)	(716)	(4,516)
Revenue-sharing arrangements	(47,661)	(3,581)	(51,242)
Intangible assets	(1,205,783)	150,725	(1,055,058)

Total deferred tax liabilities	(3,204,593)	152,331	(3,052,262)

Deferred tax liabilities of the Company, net	(599,307)	(410,367)	(1,009,674)

Deferred tax liabilities of the subsidiaries, net	(2,066,091)	(147,259)	(2,213,350)

Total deferred tax liabilities, net	(2,665,398)	(557,626)	(3,223,024)

Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company has been audited by the Tax Office up to the fiscal year of 2004.
42.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 20,155,200,411 and 19,985,416,719 in 2006 and 2007, respectively. See also Notes 1b and 2t.

The Company does not have potentially dilutive ordinary shares.
43.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 68 dated June 30, 2006 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2005 amounting to Rp.4,400,090 million or minimum of Rp.218.86 per share.

Pursuant to the Annual General Meeting of Stockholders as stated in notarial resume No. 213/VI/2007 dated June 29, 2007 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2006 amounting to Rp.6,053,067 million or Rp.303.21 per share (of which Rp.971,017 million or Rp.48.41 per share was distributed as interim cash dividend in December 2006), and appropriation of Rp.4,897,482 million for general reserve.
44.	PENSION PLANS
a.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the six months period ended June 30, 2006 and 2007 amounted to Rp.347,551 million and Rp.350,081 million, respectively.

The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by financial institutions pension fund (“DPLK”). The Company’s contribution is determined based on a certain percentage of the participants’ salaries and amounted to Rp.884 million and Rp.1,038 million for the six months period ended June 30, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
a.	The Company (continued)

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets for the six months period ended June 30, 2006 and 2007 for its defined benefit pension plan:

	2006	2007
Change in projected benefit obligation
Projected benefit obligation at beginning of year	7,140,100	8,121,381
Service cost	93,980	101,804
Interest cost	384,293	431,087
Plan participants’ contributions	19,142	21,911
Actuarial gain (loss)	(387,586)	143,367
Expected benefits paid	(152,958)	(167,288)

Projected benefit obligation at end of the year	7,096,971	8,652,262

Change in plan assets
Fair value of plan assets at beginning of year	5,429,954	7,210,749
Expected return on plan assets	338,801	389,139
Employer contribution	347,551	350,081
Plan participants’ contributions	19,142	21,911
Actuarial gain (loss)	—	335,847
Expected benefits paid	(152,958)	(167,288)

Fair value of plan assets at end of the year	5,982,490	8,140,439

Funded status	(1,114,481)	(511,823)
Unrecognized prior service cost	1,120,513	981,491
Unrecognized net actuarial gain	(1,148,241)	(1,319,564)

Accrued pension benefit cost	(1,142,209)	(849,896)

The movement of the accrued pension benefit cost during the six months period ended June 30, 2006 and 2007 is as follows:

	2006	2007
Accrued pension benefit cost at beginning of the year	1,283,021	1,002,999
Net periodic pension cost less amounts charged to KSO Units	196,625	196,978
Amounts charged to KSO Units under contractual agreement	10,114	—
Employer contributions	(347,551)	(350,081)

Accrued pension benefit cost at end of the year	1,142,209	849,896

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
a.	The Company (continued)

As of June 30, 2006 and 2007, plan assets consisted mainly of Indonesian government bonds and corporate bonds.

The actuarial valuation for the defined benefit pension plan was performed based on measurement date of December 31, 2005 and 2006, with the reports prepared on February 27, 2006, and April 24, 2007, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2005 and 2006 are as follows:

	2005	2006
Discount rate	11%	10.5%
Expected long-term return on plan assets	10.5%	12%
Rate of compensation increase	8.8%	8%
The components of net periodic pension cost are as follows:

	2006	2007
Service Cost	93,980	101,804
Interest Cost	384,293	431,087
Expected return on plan assets	(338,801)	(389,139)
Amortization of prior service cost	69,511	69,511
Recognized actuarial loss (gain)	(2,245)	(16,285)

Net periodic pension cost	206,738	196,978
Amount charged to KSO Units under contractual agreement	(10,114)	—

Total net periodic pension cost less amounts charged to KSO Units (Note 37)	196,624	196,978

b.	Telkomsel
Telkomsel provides a defined benefit pension plan for its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
b.	Telkomsel (continued)

The following table reconciles the unfunded status of the plan with the amounts included in the consolidated balance sheets as of June 30, 2006 and 2007:

	2006	2007
Projected benefit obligation	(165,848)	(258,525)
Fair value of plan assets	49,744	65,625

Unfunded status	(116,104)	(192,900)
Unrecognized items in the balance sheet:
Unrecognized prior service cost	1,156	1,041
Unrecognized net actuarial loss	101,845	163,596

Accrued pension benefit cost	(13,103)	(28,263)

     The components of the net periodic pension cost are as follows:

	2006	2007
Service cost	10,749	16,366
Interest cost	8,084	12,076
Expected return on plan assets	(1,062)	(1,116)
Amortization of past service cost	(32)	(32)
Recognized actuarial loss	2,609	4,196

Net periodic pension cost (Note 37)	20,348	31,490

The net periodic pension cost for the pension plan was calculated based on measurement date of December 31, 2005 and 2006, with the reports prepared on January 13, 2006, and February 16, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of December 31, 2005 and 2006 for each of the years are as follows:

	2005	2006
Discount rate	11%	10.5%
Expected long-term return on plan assets	7.5%	7.5%
Rate of compensation increase	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
c.	Infomedia

Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of June 30, 2006 and 2007 are as follows:

	2006	2007
Projected benefit obligation	(5,519)	(6,188)
Fair value of plan assets	5,979	6,417

Funded status	460	229

Prepaid pension benefit cost	460	229

The net periodic pension cost of Infomedia amounted to Rp.16 million and Rp.126 million for the six months period ended June 30, 2006 and 2007, respectively (Note 37).

d.	Obligation Under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of June 30, 2006 and 2007 amounted to Rp.31,128 million and Rp.38,950 million, respectively. The total related employee benefit cost charged to expense amounted to Rp.5,712 million and Rp.4,876million for the six months period ended June 30, 2006 and 2007, respectively (Note 37).
45.	LONG SERVICE AWARDS
a.	The Company

The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or termination.

The actuarial valuation for the long service awards was prepared based on the measurement date of December 31, 2005, and 2006 with the reports prepared on February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2005 and 2006 are as follows:

	2005	2006
Discount rate	11%	10.5%
Rate of compensation increase	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	LONG SERVICE AWARDS (continued)
a.	The Company (continued)

The movement of the accrued long service awards during the period ended June 30, 2006 and 2007 is as follows:

	2006	2007
Accrued long service awards at beginning of year	495,969	590,065
Periodic pension cost	74,977	(347,725)
Benefits paid	(29,820)	(78,447)

Accrued long service awards at end of year	541,126	163,893

In relation to the termination of long live allowance program as one of the employee benefits element since July 17, 2007 (Notes 55), the Company recorded actuarial gain amounted to Rp.391,467 million resulted from long service awards obligation for long live allowance as of December 31, 2006.

b.	Telkomsel

Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or at the time of termination.

The obligation with respect to these awards was determined based on the actuarial valuation using the Projected Unit Credit Method, and amounted to Rp.34,415 million and Rp.70,675 million as of June 30, 2006 and 2007, respectively. The related benefit cost charged to expense amounted to Rp.5,861 million and Rp.7,790 million for the six months period ended June 30, 2006 and 2007, respectively.
46.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of June 30, 2006 and 2007:

	2006	2007
Change in projected benefit obligation
Projected benefit obligation at beginning of the year	5,574,489	6,985,343
Service cost	53,757	56,585
Interest cost	302,787	362,019
Actuarial loss	252,366	298,064
Expected benefits paid	(69,283)	(89,755)
Impact from assumption changes	—	120,103

Projected benefit obligation at end of the year	6,114,116	7,732,359

Change in plan assets
Fair value of plan assets at beginning of the year	1,493,897	2,253,260
Expected return on plan assets	72,633	111,074
Employer contributions	425,368	570,222
Actuarial gain (loss)	—	18,906
Expected benefits paid	(69,283)	(89,755)

Fair value of plan assets at end of the year	1,922,615	2,863,707

Funded status	(4,191,501)	(4,868,652)
Unrecognized net actuarial loss	1,262,567	2,130,839

Accrued post-retirement health care benefit cost	(2,928,934)	(2,737,813)

The components of net periodic post-retirement health care benefit cost are as follows:

	2006	2007
Service cost	53,757	56,585
Interest cost	302,787	362,019
Expected return on plan assets	(72,632)	(111,074)
Recognized actuarial loss	22,369	54,554

Net periodic post-retirement benefit cost	306,281	362,084
Amounts charged to KSO Units under contractual agreement	(6,592)	—

Total net periodic post-retirement health care benefits cost less amounts charged to KSO Units (Note 37)	299,689	362,084

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The movement of the accrued post-retirement health care benefit cost during the six months period ended June 30, 2006 and 2007 is as follows:

	2006	2007
Accrued post-retirement health care benefit cost at beginning of year	3,048,021	2,945,728
Net periodic post-retirement health care benefit cost less amounts charged to KSO Units (Note 37)	299,689	362,084
Amounts charged to KSO Units under contractual agreement	6,592	—
Employer contributions	(425,368)	(570,000)

Accrued post-retirement health care benefits cost at end of the year	2,928,934	2,737,812

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2005 and 2006 with the reports prepared on February 27, 2006 and April 24, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2005 and 2006 are as follows:

	2005	2006
Discount rate	11%	10.5%
Expected long-term return on plan assets	8%	8.5%
Health care cost trend rate assumed for next year	9%	12%
Ultimate health care cost trend rate	9%	8%
Year that the rate reaches the ultimate trend rate	2006	2011
47.	RELATED PARTY INFORMATION

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government of the Republic of Indonesia
i.	The Company obtained two-step loans from the Government of the Republic of Indonesia, the Company’s majority stockholder (Note 22).

Interest expense for two-step loans amounted to Rp.200,218 million and Rp.355,852 million in 2006 and 2007, respectively. Interest expense for two-step loan represented 34.2% and 48.70% of total interest expense in 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
a.	Government of the Republic of Indonesia (continued)
ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.166,506 million and Rp.200,462 million for the six months period ended June 30, 2006 and 2007, respectively (Note 39), representing 2.7% and 1.2% of total operating expenses for each year. Radio frequency usage charges amounted to Rp.314,423 million and Rp.548,513 million for the six months period ended June 30, 2006 and 2007, respectively (Note 39), representing 2.4% and 3.28% of total operating expenses for each year.

Telkomsel paid the upfront fee for the 3G license amounted to Rp.436,000 million and recognized as an intangible asset (Note 15).

iii.	Starting 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the MoCI of the Republic of Indonesia pursuant to the MoCI Regulation No.15/PER/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.180,356 million and Rp.291,533 million for the six months period ended, June 30, 2006 and 2007, respectively (Note 39), representing 1.4% and 1.7% of total operating expenses in 2006 and 2007, respectively.
b.	Commissioners and Directors Remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp.9,609 million and Rp.10,688 million for the six months period ended June 30, 2006 and 2007, respectively, representing 0.1% of total operating expenses, respectively.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp.47,459 million and Rp.34,188 million for the six months period ended June 30, 2006 and 2007, respectively, which reflected 0.2% of total operating expenses in 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Through December 19, 2002, the Government was the majority and controlling shareholder of Indosat and therefore, Indosat was under the same common control as the Company. Following the sale of the Government’s 41.94% ownership interest in Indosat on December 20, 2002, the Government’s ownership interest in Indosat was reduced to approximately 15%. The Company still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.
The Company has also entered into an interconnection agreement between the Company’s fixed- line network and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customer to make domestic calls between Indosat’s GSM mobile network and Telkom’s fixed line network and allowing Indosat’s mobile customer to access Telkom’s IDD service by dialing “007”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No.8/2006 (Note 51). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp.800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat have entered into a new agreement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company and its subsidiaries earned revenue (were charged) net interconnection charges from Indosat of Rp.62,528 million and Rp.182,379 million in 2006 and 2007, respectively, representing 0.32% and 1.09% of the total operating revenues in 2006 and 2007, respectively.

Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.9,741 million and Rp.5,924 million in 2006, and 2007, respectively, representing 0.1% and 0.04% of the total operating expenses in each year, respectively.

Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.489 million for the period ended, June 30, 2007.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the 30 years right. Satelindo paid Rp.17,210 million in 1994 and the remaining Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of June 30, 2006 and 2007, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.81,425 million and Rp.79,568 million in 2006 and 2007, respectively, representing 0.6% and 0.3% of total operating revenues for each year.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.2,758 million and Rp.3,617 million in 2006 and 2007, respectively, representing less than 0.1% of total operating revenues for each year.

Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa” which 39.8% shares owned by Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.18,928 million and Rp.14,301 million for the six months period ended June 30, 2006 and 2007, respectively, representing 0.1% of total operating expenses for each year.

d.	Others

Transactions with all stated owned enterprises are considered as related parties’ transactions:
(i)	The Company provides telecommunication services to substantially all Government agencies in Indonesia which the transaction is treated as well as the transaction with third parties customers.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and KSO VII (for the period January - March 2006), for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.43,090 million and Rp.55,810 million in 2006 and 2007, respectively, representing 0.3% and 0.2% of total operating revenues for each year.

(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp.20,743 million and Rp.33,416 million in 2006 and 2007, respectively, representing 0.2% and 0.1% of the total operating revenues for each year.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”) and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp.31,483 million and Rp.45,571 million for the six months period ended June 30, 2006 and 2007, respectively, representing 0.4% and 0.5% of the total fixed asset purchased in 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(v)	PT INTI is also a major contractor and supplier of equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI amounted to Rp.40,573 million and Rp.31,421 million, respectively, representing 0.6% and 0.4% of the total fixed assets purchased for the six months period ended June 30, 2006, and 2007, respectively.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp.24,684 million and Rp.75,062 million for the six months period ended, June 30, 2006 and 2007, respectively, representing 0.2% and 0.4% of the total operating expenses for each period.

(vii)	The Company and its subsidiaries carry insurance on their property, plant and equipment against property losses, inventory and on employees’ social security obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp.104,811 million and Rp.133,183 million representing 0.5% and 0.8% of total operating expenses for the six months period ended, June 30, 2006 and 2007, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp.5,072,927 million and Rp.5,770,032 million as of June 30, 2006 and 2007, respectively, representing 8.7% and 7.2% of the total assets as of June 30, 2006 and 2007, respectively. Interest income recognized during the six months period ended June 30, 2006 and 2007 were Rp.185,585 million and Rp.146,871 million representing 56.9% and 55% of total interest income for the six months period ended June 30, 2006 and 2007, respectively.

(ix)	The Company’s subsidiaries have loans from state-owned banks. Interest expense on the loans for the six months period ended June 30, 2006 and 2007 amounted to Rp.778 million and Rp.75,826 million, respectively, representing 0.1% and 10.4% of the total interest expense for each period.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom, Koperasi Pegawai Telkom (“Kopegtel”) and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.103,974 million and Rp.192,174 million for six months period ended, June 30, 2006 and 2007, respectively, representing 0.8% and 1.1% of the total operating expenses for each period.

(xi)	The Company and its subsidiaries earned (were charged for) interconnection revenues from PSN, with a total of Rp.4,634 million and Rp.779 million for the six months period ended June 30, 2006 and 2007, respectively, representing 0.04% and 0.003% of the total operating revenues for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(xii)	In addition to revenues earned under the KSO Agreement (Note 49), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp.4,250 million in 2006, representing 0.04% of the total operating revenues in 2006.

(xiii)	The Company has revenue-sharing arrangements with Kopegtel. Kopegtel’s share in the revenues from these arrangements amounted to Rp.14,195 million and Rp.10,337 million for the six months periode ended June 30, 2006 and 2007, respectively, representing 0.06% and 0.03% of the total operating revenues for each period.

(xiv)	Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of 3 years, subject to extensions. The lease charges amounted to Rp.30,810 million and Rp.107,803 million for the six months period ended June 30, 2006 and 2007, respectively, representing 0.4% and 0.6% of the total operating expenses for the six months period ended, June 30, 2006 and 2007, respectively.

(xv)	Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.25,121 million and Rp.187,637 million for the six months period ended, June 30, 2006 and 2007, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,158,559 million and Rp.801,860 million for the six months period ended, 2006 and 2007, respectively.

(xvi)	Infomedia provides electronic media and call center services to KSO Unit VII (for the years 2004 and 2005, and for the period January – September 2006) based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2006 amounted to Rp.4,663 million representing 0.02% of total operating revenues in 2006.

(xvii)	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

(xviii)	Telkomsel has procurement agreements with PT Graha Informatika Nusantara, a subsidiary of Dana Pensiun Telkom for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.74,769 million in 2007 representing 0.87% of total operating expenses in 2007, and for maintenance of equipment amounted to Rp.19,421 million in 2007 representing 0.12% of total operating expenses in 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)

Presented below are balances of accounts with related parties:

	2006		2007
		% of		% of
	Amount	Total Assets	Amount	Total Assets
Cash and cash equivalents (Note 6)	5,071,530	7.50	5,483,435	6.85

Temporary investments	—	—	188,139	0.24

Trade receivables, net (Note 7)	621,521	0.92	552,736	0.70

Other receivables

KSO Units	93,357	0.14	—	—
State-owned banks (interest)	20,340	0.03	19,644	0.03
Government agencies	450	—	2,593	—
Other	4,315	0.01	9,068	0.01

Total	118,462	0.18	31,305	0.04

Prepaid expenses (Note 9)	35,976	0.05	21,230	0.03

Other current assets (Note 10)	155,018	0.23	6,718	0.01

Advances and other non-current assets (Note 14)
Bank Mandiri	1,413	—	91,595	0.12
Peruri	813	—	813	—
PT Asuransi Jasa Indonesia	2,670	—	—	—

Total	4,896	—	92,408	0.12

Escrow accounts (Note 16)	6,473	0.01	145	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)

	2006		2007
		% of Total		% of Total
	Amount	Liabilities	Amount	Liabilities
i. Trade payables (Note 17)
Government agencies	478,199	1.28	513,474	1.17
KSO Units	45,345	0.12	—	—
Indosat	94,527	0.25	99,916	0.23
Koperasi Pegawai Telkom	22,217	0.06	59,009	0.13
PSN	182	—	62	—
PT INTI	56,316	0.15	6,328	0.01
Others	61,201	0.18	93,169	0.21

Total	757,987	2.04	771,958	1.75

j. Accrued expenses (Note 18)
Government agencies and state-owned banks	96,740	0.26	107,360	0.24
Employees	852,630	2.29	1,536,395	3.48
PT Asuransi Jasa Indonesia	2,038	0.01	—	—
Others	—	—	9,357	0.02

Total	951,408	2.56	1,653,112	3.74

k. Short-term bank loans (Note 20)
Bank Mandiri	—	—	300,000	0.68
Bank BNI	—	—	300,000	0.68

Total	—	—	600,000	1.36

l. Two-step loans (Note 22)	4,857,463	13.05	4,205,223	9.52

m. Accrued long service awards (Note 45)	575,541	1.55	355,515	0.80

n. Accrued post-retirement health care benefits (Note 46)	2,928,934	7.87	2,737,812	6.20

o. Long-term bank loans (Note 24)
Bank Mandiri	303,416	0.82	1,260,000	2.85
Bank Bank Negara Indonesia	—	—	740,000	1.67
Bank Rakyat Indonesia	—	—	400,000	0.91

Jumlah	303,416	0.82	2,400,000	5.43

48.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operated in Indonesia: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offer customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	SEGMENT INFORMATION (continued)

	2006
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	9,856,919	1,138,861	12,785,401	215,364	23,996,545	—	23,996,545
Inter-segment operating revenues	(64,411)	166,383	489,845	59,298	651,115	(651,115)	—

Total segment revenues	9,792,508	1,305,244	13,275,246	274,662	24,647,660	(651,115)	23,996,545

Segment expenses	(7,368,597)	(691,191)	(5,667,390)	(183,164)	(13,910,342)	725,517	(13,184,825)

Segment result	2,423,911	614,053	7,607,856	91,498	10,737,318	74,402	10,811,720

Interest expense							(585,803)
Interest income							325,992
Gain (loss) on foreign exchange — net							586,597
Other income (expenses) — net							52,119
Tax expense							(3,470,776)
Equity in net income (loss) of associated companies							(3,218)

Income before minority interest							7,716,631
Unallocated minority interest							(1,897,671)

Net income	—	—	—	—	—	—	5,818,960

Other information
Segment assets	36,129,270	5,805,314	30,993,968	517,285	73,445,837	(5,886,519)	67,559,318
Investments in associates	13,198,160	—	9,290	—	13,207,450	(13,109,323)	98,127

Total consolidated assets	49,327,430	5,805,314	31,003,258	517,285	86,653,287	(18,995,842)	67,657,445

Total consolidated liabilities	(26,175,653)	(2,907,527)	(13,781,813)	(238,694)	(43,103,687)	5,886,519	(37,217,168)

Capital expenditures	(549,941)	(1,199,183)	(6,022,551)	(18,681)	(7,790,356)	—	(7,790,356)

Depreciation and amortization	(2,114,904)	(217,483)	(1,971,282)	(16,596)	(4,320,265)	4,958	(4,315,307)

Amortization of goodwill and other intangible assets	(457,299)	—	—	—	(457,299)	—	(457,299)

Other non-cash expenses	(194,682)	—	(71,732)	(3,222)	(269,636)	—	(269,636)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48. SEGMENT INFORMATION (continued)

	2007
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	10,669,400	1,842,530	17,035,419	241,081	29,788,430	—	29,788,430
Inter-segment operating revenues	1,692,371	(81,529)	1,081,261	128,121	2,820,224	(2,820,224)	—

Total segment revenues	12,361,771	1,761,001	18,116,680	369,202	32,608,654	(2,820,224)	29,788,430

Segment expenses	(9,436,223)	(912,030)	(9,025,887)	(274,210)	(19,648,350)	2,900,737	(16,747,613)

Segment result	2,925,548	848,971	9,090,793	94,992	12,960,304	80,513	13,040,817

Interest expense							(730,731)
Interest income							265,579
Gain (loss) on foreign exchange — net							54,933
Other income (expenses) — net							133,785
Tax expense							(3,894,932)
Equity in net income (loss) of associated companies							3,589

Income before minority interest							8,873,040
Unallocated minority interest							(2,248,117)

Net income							6,624,923

Other information
Segment assets	37,526,060	5,115,819	44,864,380	607,836	88,114,095	(8,196,445)	79,917,650
Investments in associates	84,347	—	14,744	—	99,091	—	99,091

Total consolidated assets	37,610,407	5,115,819	44,879,124	607,836	88,213,186	(8,196,445)	80,016,741

Total consolidated liabilities	(25,515,311)	(1,610,501)	(24,956,929)	(300,967)	(52,383,708)	8,196,445	(44,187,263)

Minority interest	(70,488)	—	—	(8,500)	(78,988)	(7,013,302)	(7,092,290)

Capital expenditures	(782,544)	(48,952)	(7,114,583)	(40,296)	(7,986,375)	—	(7,986,375)

Depreciation and amortization	(1,640,363)	(221,916)	(2,754,643)	(24,421)	(4,641,343)	4,751	(4,636,592)

Amortization of goodwill and other intangible assets	(501,176)	—	(23,357)	—	(524,533)	—	(524,533)

Other non-cash expenses	(201,423)	—	(37,244)	(838)	(239,505)	—	(239,505)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49. JOINT OPERATION SCHEMES (“KSO”)
In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.
Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and those KSO investors did not fully remedy this situation, the Company acquired those KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003) and currently controls the related KSOs through its ownership of such KSO investors. The Company acquired full operational control of the KSO IV operation in January 2004 (Note 5a) and KSO VII operations in October 2006 (Note 5b). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition.
50. REVENUE SHARING ARRANGEMENTS
The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.
As of June 30, 2007, the Company has 78 RSA with 61 partners. The RSA are located mainly in Palembang, Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang with concession periods ranging from 24 to 176 months.
Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.
Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.
The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp.902 million and Rp.850 million on June 30, 2006 and 2007, respectively (Note 13).
The investors’ share of revenues amounted to Rp.199,072 million in 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51. TELECOMMUNICATIONS SERVICES TARIFFS
Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.
Fixed Line Telephone Tariffs
Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.
Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the Minister of Communications through letter No. PR.304/1/1/PHB-2003 dated January 16, 2003.
Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	Direct long distance charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.
For the subsequent tariff establishment, the Government has issued initial tariff formula and adjustment tariff which are stipulated in Minister Decree No.09/Per/M.KOMINFO/02/2006 concerning Procedure for Initial Tariff Establishment and Tariff Change for Basic Telephone Service Through Fixed Line dated February 8, 2006, replacing Minister of Communications Decree No. KM. 12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995 concerning Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51. TELECOMMUNICATIONS SERVICES TARIFFS (continued)
Mobile Cellular Telephone Tariffs
Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.
The maximum tariff for the activation fee is Rp.200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp.65,000. Usage charges consist of the following:
a. Airtime
The maximum basic airtime tariff charged to the originating cellular subscriber is Rp.325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	:	2 times airtime rate
2. Cellular to PSTN	:	1 time airtime rate
3. PSTN to cellular	:	1 time airtime rate
4. Card phone to cellular	:	1 time airtime rate plus 41% surcharge
b. Usage tariffs
1.	Usage local tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”). For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.
Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.
For the subsequent tariff setting, the Government has issued calculation formula for tariff change on basic telephone service through mobile cellular network which is stipulated in Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning Procedure for Tariff Change Establishment for Basic Telephone Service Through Mobile Cellular Network dated February 28, 2006, replacing Minister of Communications Decree No. KM.12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication No. KM.27/PR.301/MPPT-98 date February 23, 1998 concerning Mobile Cellular Telephone Line Tariff.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51. TELECOMMUNICATIONS SERVICES TARIFFS (continued)
     Mobile Cellular Telephone Tariffs (continued)
     b. Usage tariffs (continued)
Due to the commencing of Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning the interconnection charges thereby implemented after Minister Decree No. 08/Per/M.KOMINFO/02/2006 concerning Interconnection.
Interconnection Tariffs
The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoCI issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/Per/M.KOMINF/02/2006 dated February 8, 2006. On December 28, 2006 the Company and all network operators signed amendments to their interconnection agreements for its fixed line networks (local, domestic long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.
Based on Indonesian Telecommunications Regulatory Body (“BRTI”) Letters No. 273/BRTI/XII/2006 dated December 6, 2006 about Reference Interconnection Offer (“RIO”) of the Company and No. 297/BRTI/XII/2006 dated December 21, 2006 about Implementation of Cost Based Interconnection, Director General of Posts and Telecommunications, as Head of BRTI, affirmed implementation of RIO of the Company as approved in Decree No. 279/DIRJEN/2006 dated August 4, 2006.
Implementation of the Company’s interconnection tariff starting January 1, 2007 based on Director General of Posts and Telecommunications Decree No. 279/DIRJEN/2006 are as follows:
Fixed line
1.	Local termination from fixed line (local call) service tariff is Rp.73/minute.

2.	Local termination from fixed line (long distance call) service tariff is Rp.174/minute.

3.	Long distance termination from fixed line service tariff is Rp.569/minute.

4.	Long termination from celular mobile network service tariff is Rp.152/minute.

5.	Long distance termination from celular mobile network service tariff is Rp.850/minute.

6.	Domestic termination from satelite mobil network service tariff is Rp.564/minute.

7.	Domestic termination from international network service tariff is Rp.549/minute.

8.	International origination to international network service tariff is Rp.549/minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51. TELECOMMUNICATIONS SERVICES TARIFFS (continued)
Interconnection Tariffs (continued)
Fixed line (continued)
9.	Local transit service tariff is Rp.92/minute.

10.	Long distance transit service tariff is Rp.336/minute.

11.	International transit service tariff is Rp.355/minute.
     Cellular
1.	Local termination from fixed line service tariff is Rp.361/minute.

2.	Long termination from fixed line service tariff is Rp.471/minute.

3.	Local termination from cellular network service tariff is Rp.449/minute.

4.	Long termination from cellular network service tariff is Rp.622/minute.

5.	Local termination from satellite network service tariff is Rp.574/minute

6.	Long termination from satellite network service tariff is Rp.851/minute.

7.	Local termination from long distance network service tariff is Rp.361/minute.

8.	Long termination from long distance network service tariff is Rp.471/minute.

9.	International termination from international network service tariff is Rp.510/minute.

10.	Local origination to long distance network service tariff is Rp.361/minute.

11.	Long distance origination to long distance network service tariff is Rp.471/minute.

12.	International origination to international network service tariff is Rp.510/minute.
VoIP Interconnection Tariff
Previously, Minister of Communications Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the Minister of Communications issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the Minister of Communications. Currently, the Minister of Communications has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.
Public Phone Kiosk (“Wartel”) Tariff
On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Public Phone Kiosk (“Wartel”) Tariff (continued)

The Government issued Ministry Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006 about Public Phone Kiosk Operation which replace the Minister of Communications Decree no. KM.46 year 2002. There are no tariff differences between both decrees. This regulation is effective upon its issuance date.

Tariff for Other Services

The tariffs for satellite rental, and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Universal Service Obligation (“USO”)

On September 30, 2005, the MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development.

52.	COMMITMENTS
a.	Capital Expenditures

As of June 30, 2007, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	5,776,739
U.S. Dollar	302	2,754,179
Euro	111	1,351,267

Total		9,882,185

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS
a.	Capital Expenditures (continued)

The above balance includes the following significant agreements:
(i)	Procurement Agreements

In August 2004, Telkomsel entered into the following agreements with Motorola Inc and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain lists of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period, upon the issuance of Purchase Order (“PO”).

The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with a prior written notice.

In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and the maintenance of Telkomsel’s Switching Sub System (“SSS”) and Base Station Subsystem (“BSS”) that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly review.

Subsequently, for the purpose of providing telecommunications services with 3G technology, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and PT Nokia Network, Ericsson AB and PT Ericsson Indonesia, and Siemens Network GmbH and Co.KG, for network contsruction (Roll-out Agreement) and PT Nokia Network, Ericsson Indonesia; and Siemens Network GmbH and Co.KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 and the date on which the last PO terminates under the agreement or expires in respect of any PO issued prior to December 31, 2008 providing that the supplier are able to meet requirements set out in each PO.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(ii)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003 which then amended on November 27, 2006, the Company entered into an agreement with PT INTI for the construction and procurement of optical network, as well as a network management system and other related services and equipment, for Regional Division III (West Java) amounting to US$3.2 million and Rp.130,293 million. As of June 30, 2007, total purchase commitment amounting Rp.58,575 million.

(iii)	Ring JASUKA Backbone with NEC-Siemens Consortium

On June 10, 2005, the Company entered into an agreement with NEC-Siemens Consortium for the procurement and installation of an optical cable transmission of RING I (link Jakarta – Tanjung Pandan – Pontianak – Batam – Dumai – Pekanbaru – Palembang – Jakarta) and RING II (link Medan – Padang – Pekanbaru – Medan). The agreement has been amended several times and the total contract based on the latest amendment dated 7 February 2007 amounting to US$45 million and Rp.156,855 million. This agreement is based on a turnkey arrangement. As of June 30, 2007, total purchase commitment amounting Rp.2,444 million.

(iv)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division I and IV with Huawei Consortium

On January 6, 2006, the Company entered into a Partnership Agreement with Huawei Consortium for FWA CDMA expansion Project NSS, BSS and PDN system in Regional Division I and IV amounting to US$27.7 million and Rp.150,234 million for period 3 years (2006-2008) with option of 2 years extension (2009-2010) amounting to US$12.3 million and Rp.39,972 million. Huawei consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period of 3 years (2006-2008) in return for a consideration of Rp.10,450 million. As of June 30, 2007, total purchase commitment amounting US$40 million and Rp.190,206 million.

(v)	CDMA 2000 1X in Regional Division V with PT Samsung Telecommunication Indonesia

On June 8, 2006, which was amended on August 1, 2006 and later on December 18, 2006, the Company entered into an agreement with PT Samsung Telecommunication Indonesia for Procurement and Installation of CDMA 2000 IX in Regional Division V (East Java) amounting to US$8.4 million plus Rp.12,008 million. As of June 30, 2007, total purchase commitment amounting US$0.8 million and Rp.12,008 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(vi)	PSTN Interface Expansion and Enhancement in 114 locations with PT Siemens Indonesia

On September 27, 2006, the Company entered into a procurement and installation agreement with PT Siemens Indonesia for the PSTN Interface Expansion and Enhancement in 114 locations amounting to Rp.229,900 million. The payment will be made based on the completion in each location which is 100% of lump-sum price for the location. As of June 30, 2007, total purchase commitment amounting Rp.187,144 million.

(vii)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V with Samsung Consortium

On October 13, 2006, the Company entered into a procurement and installation agreement with Samsung Consortium for Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java) amounting to US$59.9 million plus Rp.94,759 million. Samsung Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp.29,998 million. As of June 30, 2007, total purchase commitment amounting US$59.9 million and Rp.124,757 million.

(viii)	Expansion NSS, BSS and PDN System Project in Regional Division VI with ZTE Consortium

On November 28, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for Expansion NSS, BSS and PDN System Project in Regional Division VI (Kalimantan) amounting to US$22.5 million plus Rp.57,168 million. ZTE Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp.8,925 million. As of June 30, 2007, total purchase commitment amounting US$22.5 million and Rp.66,093 million.

(ix)	Interface Expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and Enhancement PSTN Central 5ESS Project with PT Lintas Teknologi Indonesia

On November 29, 2006, the Company entered into a procurement and installation agreement with PT Lintas Teknologi Indonesia for Interface Expansion V.52, E1, Circuit, E1 PRA, CCS#7, CLIP and Enhancement PSTN Central 5ESS Project amounting to Rp.69,795 million. As of June 30, 2007, total purchase commitment amounting Rp.38,305 million.

(x)	Optical Access Network (“OAN”) Project Batch III in Regional Division IV with Huawei Consortium

On November 30, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Optical Access Network (OAN) Project Batch III in Regional Division IV (Central Java and Daerah Istimewa Yogyakarta) amounting to US$3.2 million plus Rp.64,776 million. As of June 30, 2007, total purchase commitment amounting US$3.2 million and Rp.64,776 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(xi)	Expansion NSS, BSS and PDN System Project in Regional Division II with Huawei Consortium

On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division II (Jakarta) amounting to US$25.3 million plus Rp.131,045 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp.11,509 million. As of June 30, 2007, total purchase commitment amounting US$25.3 million and Rp.142,554 million.

(xii)	Expansion NSS, BSS and PDN System Project in Regional Division III with Huawei Consortium

On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division III (West Java and Banten) amounting to US$9.8 million plus Rp.55,261 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp.4,217 million. As of June 30, 2007, total purchase commitment amounting US$9.8 million and Rp.59,478 million.

(xiii)	Optical Access Network (“OAN”) Project Batch IV in Regional Division VI with Alcatel – Inti Consortium

On December 18, 2006, the Company entered into a procurement and installation agreement with Alcatel-Inti Consortium for Optical Access Network (OAN) Batch IV in Regional Division VI (Kalimantan) amounting to US$3.7 million plus Rp.70,022 million. As of June 30, 2007, total purchase commitment amounting US$3.7 million and Rp.70,022 million.

(xiv)	Optical Access Network (“OAN”) Project Batch I in Regional Divison I and III with Opnet-Olexindo Consortium

On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet – Olexindo Consortium for Optical Access Network Project Batch I in Regional Division I and III amounting to US$3.0 million and Rp.67,288 million. As of June 30, 2007, total purchase commitment amounting to US$3.0 million and Rp.67,288 million.

(xv)	Optical Access Network Project Batch II in Regional Division II with Opnet-Olexindo Consortium

On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet-Olexindo Consortium for Optical Access Network Project Batch II in Regional Division II (Jakarta) amounting to US$4.0 million plus Rp.61,355 million. As of June 30, 2007, total purchase commitment amounting to US$4.0 million and Rp.61,355 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(xvi)	Ring JDCS (Jember-Denpasar Cable System) with ZTE Consortium.

On December 29, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for ring JDCS (Jember-Denpasar Cable System) amounting to US$10.2 million and Rp.16,136 million. As of June 30, 2007, total purchase commitment amounting US$10.2 million and Rp.16,136 million.
b.	Agreements on Derivative Transactions

On June 4, 2007, the Company entered into Principal Only Swap agreement with Standard Chartered Bank of US$7 million with premium at 3.38% per annum (Rupiah) to mitigate the foreign exchange risks relating to several payment of FIR obligation to MTI in foreign currency. The agreement is payable in 7 monthly settlement amounting to US$1 million and will be due on December 28, 2007. The primary purpose of Company’s foreign currency hedging activities is to protect against the volatility associated with the foreign currency payment of FIR obligation.

The following table presents the Principal Only Swap agreement schedule with Standard Chartered Bank

			POS Premium /Interest	Total payment to
	Company		Amount	Standard Chartered
Settlement Date	purchase	Company sell	(3.38% p.a.)	Bank
(Due Date)	(US$)	(Rp.)	(Rp.)	(Rp.)
29-Jun-07	1,000,000	8,780,000,000	132,719,456	8,912,719,456
31-Jul-07	1,000,000	8,780,000,000	158,274,133	8,938,274,133
31-Aug-07	1,000,000	8,780,000,000	127,773,389	8,907,773,389
28-Sep-07	1,000,000	8,780,000,000	92,326,578	8,872,326,578
31-Oct-07	1,000,000	8,780,000,000	81,610,100	8,861,610,100
30-Nov-07	1,000,000	8,780,000,000	49,460,667	8,829,460,667
28-Dec-07	1,000,000	8,780,000,000	23,081,644	8,803.081,644

	7,000,000	61,460,000,000	665,245,967	62,125,245,967

c.	Borrowings and other credit facilities
(i)	Telkomsel has a combined US$20 million facility with Standard Chartered Bank, Jakarta for import L/C, bank guarantee, standby L/C and foreign exchange. The borrowing facility expires in December 2006 and has been rolled over up to December 2007. Under the facility, at December 31, 2006, Telkomsel has issued bank guarantees totaling Rp.120 billion (equivalent to US$13.3 million). The bank guarantees consists of guarantees for the import facility and 3G performance bond (Note 52d(ii)) amounting to Rp.100 billion and Rp.20 billion, respectively. Borrowings under the facility bear interest at SIBOR plus 2% per annum (US$), and at a rate equal to the three-month Bank Indonesia certificate plus 2% per annum (Rupiah); for other currencies the interest rate is based on the bank cost of funds plus 2%. As of June 30, 2006 and 2007, there were no outstanding loans under this facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
c.	Borrowings and other credit facilities (continued)
(ii)	Telkomsel has not collateralized any of its assets for its bank borrowings or other credit facilities. The terms of the various agreements with Telkomsel’s lender and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. Management of Telkomsel is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.
d.	Others
(i)	Employee Benefits

On March 24, 2006, Telkomsel and its Labour Union (Serikat Pekerja Telkomsel) signed a collective labour agreement which is valid until March 23, 2008. Based on the agreement, Telkomsel shall provide Long Service Leave and Post Retirement Insurance to its employees. Those benefits are subject to further agreement between Telkomsel and Labour Union which has not been made until the date of this report. Accordingly, it is not possible to determine the amount of the benefits As of June 30, 2007.

(ii)	3G License

With reference to Decision Letter No. 07/PER/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology, as one of the successful bidders, Telkomsel amongst other requirements, is required to:
1.	Pay an annual right of usage (BHP) fee which is determined based on a certain formula over the license term of 10 years. The BHP for the first year was paid in March 2006. The commitments As of June 30, 2007 arising from the BHP up to the expiry period of the license using the formula set forth in the decision letter are as follow:

Radio Frequency Usage
Year	BI Rates (%)	Index (multiplier)	Tariff
1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL

Notes :
Ri	= average Bank Indonesia rate from previous year
HL (auction price)	= Rp 160 billion
Index	= adjustment to the bidding price for respective year

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
d.	Others (continued)
(ii)	3G License (continued)
The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the Directorate General of Post and Telecommunication.

2.	Provide roaming access for the existing 3G operators

3.	Contribute to USO development

4.	Construct a 3G network which cover at least the following provinces:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp.20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher. Such performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned decision letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
53.	CONTINGENCIES
a.	In the ordinary course of business, the Company has been named as a defendant in various legal actions in relation with land disputes, other disputes involving premium call billing and telecommunication billing. Based on management’s estimate of the probable outcomes of these matters, the Company accrued Rp.33,116 million as of June 30, 2006 and 2007 respectively.

b.	On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued a verdict with its dictum stating that the Company had breached article 15 verse (3) and article 19 verse a and b of Law No.5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). As consequences, KPPU has dropped the agreement clauses between the Company and Warung Telkom (“kiosk”) provider which stated that Warung Telkom provider can only sell the Company’s telecommunication service and/or product. KPPU subsequently ordered the Company to open the channel of international calls to other international call operators in Warung Telkom. Pursuant to the KPPU verdict, the Company has filed an objection to District Court of Bandung which then issued a verdict on December 7, 2004 that granted the Company’s objection and dropped the KPPU’s verdict on August 13, 2004. On January 4, 2005, KPPU filed an appeal to the Indonesian Supreme Court. On January 15, 2007, the Indonesian Supreme Court issued a verdict which granted the KPPU’s appeal and dropped the verdict of District Court of Bandung. The Company believes that there is no significant losing revenue impact.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	CONTINGENCIES (continued)
c.	In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for the Company’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunication equipment. It is also understood that one of the investigations relates to the Company’s guarantee of a bank loan obtained by Napsindo. During the investigation, former directors and employees of the Company were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspects for investigation purposes. These investigations are on-going. As of the date of the consolidated financial statements, the police have not found sufficient evidence to properly transfer the case to the High Attorney Office for indictment.

A former Director of Human Resources and an employee of the Company were indicted under the anti-corruption law in Bandung District Court relating to allegations of misuse of authority in producing consultancy services resulting in losses of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and given Rp.50 million for penalty. The defendant have filed and appeal with the West Java High Court objecting to the District Court ruling. As of the date of the consolidated financial statements, no decision has been reached on appeal.

On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. As of the date of the consolidated financial statements, the District Courts have not issued their verdicts.
The Company does not believe that any subsequent investigation or court decision will have significant financial impact to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2006		2007
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Assets
Cash and cash equivalents
U.S. Dollar	148.16	1,372,274	189.98	1,718,332
Euro	1.47	119	74.70	909,541
Japanese Yen	68.45	805,804	2.10	155
Temporary investment
U.S. Dollar	1.99	18,468	—	—
Trade accounts receivable
Related parties
U.S. Dollar	2.59	23,945	9.15	82,742
Third parties
U.S. Dollar	32.98	305,492	44.52	402,699
Euro	0.01	88	—	—
Other accounts receivable
U.S. Dollar	0.32	2,985	0.37	3,390
Other current assets
U.S. Dollar	13.63	126,242	0.09	834
Euro				484
Advances and other non-current assets
U.S. Dollar	6.71	62,168	0.76	6,905
Euro				19,052
Escrow accounts
U.S. Dollar	0.35	3,277	—	—

Total assets		2,720,862		3,144,134

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2006		2007
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Liabilities
Trade payables
Related parties
U.S. Dollar	4.06	37,606	5.38	48,665
KYAT Myanmar	—	—	—	20
Third parties
U.S. Dollar	76.60	709,842	37.39	329,307
Euro	5.91	69,602	3.50	42,685
Singapore Dollar	0.20	1,174	0.61	3,615
Great Britain Pound Sterling	0.03	582	—	123
Accrued expenses
U.S. Dollar	95.93	889,022	188.88	1,709,337
Euro	43.41	511,310	106.25	1,294,789
Japanese Yen	58.46	4,720	48.46	3,553
Singapore Dollar	0.74	4,308	0.57	3,357
Great Britain Pound Sterling	0.01	132	—	824
Short-term bank loan
Third parties
U.S. Dollar	60.55	561,090	—	—
Advances from customers and suppliers U.S. Dollar	2.18	20,185	0.27	2,439
Current maturities of long-term liabilities
U.S. Dollar	142.49	1,320,446	143.80	1,301,400
Euro	14.73	173,468	14.68	178,478
Japanese Yen	1,143.42	92,315	1,142.91	83,787
Long-term liabilities
U.S. Dollar	593.85	5,503,199	450.79	4,079,672
Euro	14.73	173,468	—	—
Japanese Yen	13,819.35	1,115,724	12,670.31	928,860

Total liabilities		11,188,193		10,010,911

Net liabilities		(8,467,331)		(6,866,777)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and subsidiaries’ activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and subsidiaries’ overall risk management program focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placement and hedging to cover foreign currency risk exposure for the time range of 3 up to 12 months.

55.	SUBSEQUENT EVENT

In July 2007, the Company and Labor Union (“SEKAR”) signed collective agreement No. PKB 130/ORG/DPP-SEKAR/2007 for the period of 2007-2009. In relation to the agreement, since January 1, 2007, the Company has terminated the provision of long service awards for its employees. The provision of long service awards is compensated by the addition of long live allowance, and therefore the long live allowance as one of the elements of post-employment benefits is no longer recorded

On July 24, 2007, Telkomsel, Bank Negara Indonesia and Bank Mandiri agreed to amend (“Amendments”) loan agreements made on June 15, 2007. The amendments contain changes of the total facilities provided by each bank from Rp.800,000 million to Rp.1,000,000 million with the following composition (in million Rupiah):

Bank	Short Term	Medium Term	Total
Bank Negara Indonesia	500.000	500.000	1.000.000
Bank Mandiri	300.000	700.000	1.000.000
Total	800.000	1.200.000	2.000.000

On July 19, 2007, Telkomsel paid a cash devidend to Singtel amounting to Rp.1,885 million that represents 57% of total cash devidend should be paid to Singtel in accordance with Telkomsel’s Annual General Shareholders’ Meeting held on June 22, 2007.

56.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

PSAK 50 (Revised 2006), “Financial Instruments: Presentations and Disclosures”. In December 2006, the Financial Accounting Standard Board in Indonesia issued PSAK 50 (Revised 2006), “Financial Instruments: Presentations and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) gives guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This Standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). PSAK 50 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 50 (Revised 2006) will have material effect on the Company’s consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”. In December 2006, the Financial Accounting Standard Board in Indonesia issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivatives Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. PSAK 55 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 55 (Revised 2006) will have material effect on the Company’s consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below:
(1)	Description of differences between Indonesian GAAP and U.S. GAAP
a.	Voluntary Termination Benefits

Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.

b.	Foreign Exchange Differences Capitalized to Assets under Construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income.

c.	Interest Capitalized on Assets under Construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a minimum of 12 months to get ready for their intended use or sale. To the extent that funds are borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
d.	Revenue-Sharing Arrangements

Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

Under U.S. GAAP, the revenue-sharing arrangements are recorded in a manner similar to capital leases where the fixed assets and obligation under revenue-sharing arrangements are reflected on the balance sheet. All the revenues generated from the revenue-sharing arrangements are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the revenue-sharing arrangements is recorded as interest expense with the balance treated as a reduction of the obligation under revenue-sharing arrangements.

e.	Employee Benefits

As of January 1, 2005, the Company and its subsidiaries adopted PSAK 24R in accounting for the costs of pension benefit, post-retirement health care benefit and long service award benefit and other post-retirement benefits for Indonesian GAAP purposes. PSAK 24R requires the adoption of its provisions retrospectively as of January 1, 2004.

The differences between the accounting by the Company and its subsidiaries for the pension benefit and post-retirement health care benefit under Indonesian GAAP and U.S. GAAP for the six months period ended June 30, 2006 and 2007 are as follows:
i.	Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight line basis over the average period until the benefits become vested. Under U.S. GAAP, prior service cost (vested and non-vested benefits) is generally deferred and amortized systematically over the estimated remaining service period for active employees and the recognized amount is recorded in the consolidated statement of income.

ii.	Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24R was adopted. Under U.S GAAP, the transition obligations arising from the adoption of SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” are deferred and amortized systematically over the estimated remaining service period for active employees and 20 years, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
e.	Employee benefits (continued)

Under Indonesian GAAP, recognition of a minimum liability for the pension plans is not required. Under U.S. GAAP, for the years ended December 31, 2004 and 2005, the Company and its subsidiaries were required to recognize an additional minimum liability when the accumulated benefits obligation exceeded the fair value of the plan assets with the equal amount recognized as an intangible assets, provided that the asset recognized did not exceed the amount of unrecognized prior service cost. If the additional liability required to be recognized exceeds unrecognized prior service cost, the excess was reported in other comprehensive income, net of tax.

In addition, there are differences between the accounting by the Company for other post-retirement benefits under Indonesian GAAP and U.S. GAAP for the six months period ended June 30, 2006 and 2007. Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight line basis over the average period until the benefits become vested. Any cumulative unrecognized actuarial gains or losses exceeding 10 percent of the greater of the projected benefit obligation and the fair value of the plan assets are divided by the average remaining service period of the active plan members. The amortized amount is recorded as a component of net periodic pension benefit cost for the year. Under US GAAP, the obligation for the accumulating post-retirement benefits is measured in accordance with the guidance in SFAS 87, as permitted by SFAS 112 “Employers’ Accounting for Post-employment Benefits”. The actuarial gains or losses are recognised immediately in the consolidated statement of income. The prior service cost is deferred and amortized systematically over the estimated remaining service period for active employees and the recognized amount is recorded in the consolidated statement of income.

In September 2006, the FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106 and 132R”. The requirements of SFAS 158 to recognize the funded status and to provide the required disclosures are effective as of the end of the year ended after December 15, 2006. The Company and its subsidiaries have adopted the above recognition and disclosure requirements of SFAS 158 started the fiscal year ended December 31, 2006.

SFAS 158 does not change the determination of net periodic benefit cost under SFAS 87, SFAS 106 and SFAS 112. The impacts of the adoption of SFAS 158 as of the period ended, June 30, 2007 are as follow:
i.	The Company and its subsidiaries no longer report the additional minimum liability and any corresponding intangible asset for the unfunded pension obligation as the funded status for unfunded or underfunded benefit plans is now fully recognized as a net pension liability on the balance sheet. This is similar to the Indonesian GAAP requirements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
e.	Employee benefits (continued)
ii.	On adoption of SFAS 158, the unrecognised actuarial losses, prior service costs, and transition obligations were recognised, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortised and reported as a component of net periodic benefit cost in the consolidated statement of income in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 112.
f.	Equity in Net Income or Loss of Associated Companies

The Company records its equity in net income or loss of its associated companies based on those associated companies’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of those associated companies.

g.	Land Rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as collateral for borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.

h.	Revenue Recognition

Under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services are recognized as revenue when connection takes place (for post-paid service). Sales of starter packs are recognized as revenue upon delivery to distributors, dealers, or customers (for pre-paid services). Installation fees for wire line services are recognized at the time of installation. Revenues from calling cards are recognized when the Company sells the cards.

Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
i.	Amortisation of Goodwill

Under Indonesian GAAP, goodwill is amortized over a period not exceeding 20 years.

Under U.S. GAAP, goodwill is not amortized but rather subjected to an annual test for impairment.

j.	Capital Leases

Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.

Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, and (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.

k.	Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the remaining 9.68% interest at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell its 9.68% interest to the Company under those same terms. The fixed price of the call equaled the fixed price of the put option. Under U.S. GAAP, the Company accounted for the option contracts on a combined basis together with the minority interest and as a financing arrangement for the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.

On December 14, 2004, the Company exercised the call option to acquire the 9.68% interest in Dayamitra.

Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% interest in Dayamitra as minority interest. In addition, the option price paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% interest in Dayamitra only on December 14, 2004 following the exercise of the option.

The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the timing and amounts of the purchase consideration recognized under Indonesian GAAP and U.S. GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
l.	Asset Retirement Obligations

Under Indonesian GAAP, costs associated with the retirement of long-lived assets that the Company and its subsidiaries must cover by law as a result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to the consolidated statement of income as incurred.

Under U.S. GAAP, the estimated fair value of such obligation is accrued at the time of the acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing their contractual agreements to determine whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute and ordinance, or by legal construction of a contract under the doctrine of promissory estoppel. A present value technique is used to estimate the fair value of the obligations. The cash flows used in the estimates of fair value have incorporated the assumptions relating to the timing and the amount of the possible cash flows. Accretion expense resulting from the passage of time is recognized in the consolidated statement of income. In subsequent periods, changes resulting from the revisions to the timing and the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in (a) the carrying amount of the liability, and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

m.	Deferred Income Taxes

Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of its equity method investments when it is not probable that these differences will reverse in the foreseeable future.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
n.	Impairment of Assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

o.	Gains (Losses) on Disposals of Property, Plant and Equipment

Under Indonesian GAAP, the Company and its subsidiaries classify the gains (losses) on disposals of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

Under U.S. GAAP, the gains (losses) on disposals of property, plant and equipment are classified as a component of operating expenses and hence included in the determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
p.	Reclassification of Difference in Value of Restructuring Transactions between Entities under Common Control

Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer existed as of January 1, 2005.

Under U.S. GAAP, the difference in value of restructuring transactions between entities under common control remains in equity indefinitely as part of the additional paid-in capital.

q.	Available-For-Sale Securities

Under Indonesian GAAP, available-for-sale securities are carried at fair value and changes in fair value are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under equity.

Under U.S. GAAP, available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of other comprehensive income.

r.	Cumulative Translation Adjustments

Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the rate of exchange prevailing at that date. Revenues and expenses are translated using the exchange rates at the date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation Adjustments” in the stockholders’ equity section.

Under U.S. GAAP, the resulting translation adjustments are reported in other comprehensive income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
s.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII

As discussed in Note 5b, the Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.

Under Indonesian GAAP, the fair value of the unearned income relating to the revenue-sharing arrangements was deemed to be equal to the fair value of the property, plant and equipment under those revenue-sharing arrangements based on the accounting treatment of revenue sharing agreements under Indonesian GAAP. Under U.S. GAAP, the fair value of the obligation under the revenue-sharing arrangements has been determined to be Rp473,754 million based on the present value of the estimated future payments to BSI’s business partners under the revenue-sharing arrangements.

Under Indonesian GAAP, after assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual cost was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP. For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under EITF 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp61,386 million was recognized as goodwill.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	The significant adjustments to the consolidated net income for the six months period ended June 30, 2006 and 2007 and to the consolidated stockholders’ equity as of June 30, 2006 and 2007 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2006	2007
Net income according to the consolidated statements of income prepared under Indonesian GAAP			5,818,960	6,624,923

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a	)	—	(1,461,149)
Capitalization of foreign exchange losses, net of related depreciation	(b	)	41,072	38,337
Interest capitalized on assets under construction net of related depreciation	(c	)	19,188	39,603
Revenue-sharing arrangements	(d	)	125,324	73,320
Pension	(e	)	(8,071)	(61,685)
Post-retirement health care	(e	)	(50,603)	(49,247)
Long service awards	(e	)	5,371	(33)
Equity in net income (loss) of associated companies	(f	)	(75)	(160)
Amortization of land rights	(g	)	(8,348)	(9,458)
Revenue recognition	(h	)	(11,667)	19,146
Amortization of goodwill	(i	)	10,635	—
Capital leases	(j	)	(12,944)	(14,710)
Adjustment for consolidation of Dayamitra	(k	)	3,082	5,694
Asset retirement obligations	(l	)	(1,961)	(5,593)
Acquisition of KSO VII	(s	)	—	8,134
Deferred income tax:
Deferred income tax on equity method investments	(m	)	(1,907)	(1,539)
Deferred income tax effect on U.S. GAAP adjustments			37,341	359,424

			146,437	(1,059,916)
Minority interest			(5,236)	(8,127)

Net adjustments			141,201	(1,068,043)

Net income in accordance with U.S. GAAP			5,960,161	5,556,880

Net income per share — in full Rupiah amount			295.71	278.05

Net income per ADS — in full Rupiah amount (40 Series B shares per ADS)			11,828.53	11,121.87

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

	Note		2006	2007
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP			24,299,821	28,737,189

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary early retirement	(a	)	—	—
Capitalization of foreign exchange differences — net of related depreciation	(b	)	(430,804)	(354,361)
Interest capitalized on property under construction — net of related depreciation	(c	)	171,626	265,976
Revenue-sharing arrangements	(d	)	(97,830)	(91,287)
Pension	(e	)	1,843,438	21,304
Post-retirement health care	(e	)	987,493	(1,731,801)
Long service awards	(e	)	(208,024)	(224,327)
Equity in net income (loss) of associated companies	(f	)	(18,698)	(19,005)
Amortization of land rights	(g	)	(92,355)	(110,405)
Revenue recognition	(h	)	(721,012)	(694,745)
Amortization of goodwill	(i	)	95,714	93,936
Capital leases	(j	)	(42,779)	(72,125)
Adjustment for consolidation of Dayamitra	(k	)	(53,570)	(39,823)
Asset retirement obligations	(l	)	(4,504)	(19,391)
Acquisition of KSO VII	(s	)	—	12,613
Deferred income tax:
Deferred income tax on equity method investments	(m	)	34,432	37,484
Deferred income tax effect on U.S. GAAP adjustments			(105,263)	257,555

			1,357,864	(2,668,402)
Minority interest			(17,066)	56,173

Net adjustments			1,340,798	(2,612,229)

Stockholders’ equity in accordance with U.S. GAAP			25,640,619	26,124,960

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

The changes in stockholders’ equity in accordance with U.S. GAAP for the six months period ended June 30, 2006 and 2007 are as follows:

	2006	2007
Stockholders’ equity at beginning of year	24,568,488	26,308,572
Changes during the year:
Net income under U.S. GAAP	5,960,161	5,556,880
Dividends	(4,400,090)	(5,082,051)
Accumulated other comprehensive income, net of tax	(74,200)	218,486
Treasury stock	(413,740)	(876,927)

Stockholders’ equity at end of period	25,640,619	26,124,960

With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2006	2007
Consolidated balance sheets
Current assets	14,884,625	16,943,576
Non-current assets	54,790,759	63,541,838

Total assets	69,675,384	80,485,414

Current liabilities	20,608,523	27,083,560
Non-current liabilities	17,276,154	20,242,105

Total liabilities	37,884,677	47,325,665

Minority interest in net assets of subsidiaries	6,150,088	7,034,789
Stockholders’ equity	25,640,619	26,124,960

Total liabilities and stockholders’ equity	69,675,384	80,485,414

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC
a.	Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2006	2007
Consolidated income before tax in accordance with U.S. GAAP	11,454,712	11,350,171
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	3,436,396	3,405,051

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)
Net periodic post-retirement health care benefit cost	82,840	116,859
Amortization of discount on promissory notes and other borrowing costs	22,389	4,308
Employee benefits	18,004	10,233
Income which was already subject to final tax	(49,403)	(15,158)
Equity in net (income) loss of associated companies	(19,295)	(1,077)
Others	(4,192)	16,831

Total	50,343	131,996

Provision for income tax in accordance with U.S. GAAP	3,486,739	3,537,047

For the year ended June 30, 2006 and 2007, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC
b.	Fair Values of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and temporary investments

The carrying amounts approximate fair values because of the short-term nature of the financial assets.

Short-term bank loans

The carrying amounts approximate fair values because of the short-term nature of the financial assets.

Long-term liabilities

The fair values of long-term liabilities other than bonds and guaranteed notes are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries.

The fair values of bonds and guaranteed notes are based on market prices at the balance sheet date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Values of Financial Instruments (continued)
     The estimated fair values of the Company’s and its subsidiaries’ financial assets and liabilities are as follows:

	Carrying	Fair
	amount	value
2006
Cash and cash equivalents	9,346,253	9,346,253
Temporary investments	42,877	42,877
Short-term bank loans	17,100	17,100
Long-term liabilities:
Two-step loans	4,857,463	4,322,817
Bonds	994,494	1,026,607
Medium-term notes	464,621	445,130
Bank loans	2,749,499	2,640,818
Liabilities of business acquisitions	3,300,958	3,079,408

2007
Cash and cash equivalents	10,828,433	10,828,433
Temporary investments	188,139	188,139
Short-term bank loans	934,844	934,844
Long-term liabilities:
Two-step loans	4,205,223	3,874,472
Bonds	999,780	1,018,395
Bank loans	6,156,222	6,044,607
Deferred consideration for business combinations	4,063,056	4,153,115
The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:
i.	Fair values presented do not take into consideration the effect of future currency fluctuations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments (continued)
ii.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and liabilities.
c.	Comprehensive Income

	2006	2007
Net income under U. S. GAAP	5,960,161	5,556,880
Unrealized holding gain (loss) on available-for-sale securities	2,345	1,704
Foreign currency translation adjustments of associated companies	(55)	596
Minimum pension liabilitiy adjustments	(76,490)	—
	5,885,961	5,559,180

The foreign currency translation adjustments of associated company are reported net of income tax of Rp55 million and Rp255 million for the six months period ended June 30, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits

The Company
The disclosures under SFAS 132 (Revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” and SFAS 106 are as follows:

	Pension		Health Care
	2006	2007	2006	2007
Components of Net Periodic Benefit Cost
Service cost	93,980	101,804	53,756	56,585
Interest cost	384,293	431,087	302,786	362,019
Expected return on plan assets	(338,801)	(389,139)	(72,632)	(111,074)
Amortization of transition cost	14,317	14,317	12,163	12,163
Amortization of prior service cost	100,633	100,633	(184)	(184)
Amortization of loss (gain)	—	—	60,993	91,823

Net periodic benefit cost	254,422	258,702	356,882	411,332

NPPC charged to KSO	(10,114)	—	(6,591)	—

NPPC less amount charged to KSO Units	244,308	258,702	350,291	411,332

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)
The following table presents the changes in the benefit obligations, the changes in the plan assets, the funded status of the plan and the net amount recognized in the Company’s U.S. GAAP balance sheets as of June 30, 2006 and 2007:

	Pension		Health care
	2006	2007	2006	2007
Change in benefit obligation
Benefit obligation at beginning of year	7,140,100	8,121,381	5,574,489	6,985,343
Service cost	93,980	101,804	53,757	56,585
Interest cost	384,293	431,087	302,787	362,019
Plan participants’ contributions	19,142	21,911	—	—
Actuarial (gain) loss	(387,586)	143,367	252,366	418,167
Expected Benefits payments	(152,958)	(167,288)	(69,283)	(89,755)

Benefit obligation at end of year	7,096,971	8,652,262	6,114,114	7,732,359

Change in plan assets
Fair value of plan assets at beginning of year	5,429,954	7,210,749	1,493,897	2,253,260
Expected return on plan assets	338,801	389,139	72,632	111,074
Asset loss/(gain)	—	335,847	—	18,906
Employer contributions	347,551	350,081	425,368	570,222
Plan participants’ contributions	19,142	21,911	—	—
Expected Benefits payments	(152,958)	(167,288)	(69,283)	(89,755)

Fair value of plan assets at end of year	5,982,490	8,140,439	1,922,614	2,863,707

Funded status	(1,114,481)	(511,823)	(4,191,500)	(4,868,652)
Unrecognized transition (asset) obligation	77,306	48,672	206,762	182,437
Unrecognized net actuarial loss (gain)	317,996	(40,521)	2,049,711	2,867,747
Unrecognized past service cost (benefit)	1,559,668	1,358,402	(1,015)	(650)

Prepaid Assets (Accrued Liability)	840,489	854,730	(1,936,042)	(1,819,118)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)
The measurement date used to determine pension and health care benefit measures for the pension plan and the health care plan is December 31 for each of the years.
The assumptions used by the independent actuary to determine the benefit obligation of the plans as of December 31, 2005 and 2006 were as follows:

	Pension		Health Care
	2005	2006	2005	2006
Discount rate	11%	10.5%	11%	10.5%
Rate of compensation increase	8.8%	8%	—	—
The assumption used by the independent actuary to determine the net periodic benefit cost of the plans for the years ended December 31, 2005 and 2006 were as follows:

	Pension		Health Care
	2005	2006	2005	2006
Discount rate	11%	10.5%	11%	10.5%
Expected long-term return on plan assets	10.5%	12.0%	8%	8.5%
Rate of compensation increase	8%	8%	—	—
Future health care cost trend rates at December 31, 2005 and 2006 were assumed as follows:

	2005	2006
Health care cost trend assumed for next year	9%	12%
Ultimate health care cost trend rate	9%	8%
Year that the rate reaches the ultimate trend rate	2006	2011

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)
The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2005 and 2006 were prepared on February 27, 2006 and April 24, 2007 respectively, by an independent actuary.
The discount rates were based on the Government Bond yields. The rates of compensation increase assumed were based on the long-term inflation rates in the order of between 6% and 7%. The expected long-term returns on the plan assets were based on the average rate of earnings expected on the funds invested or to be invested.
The investment policies established by management for the pension plan require a minimum of 95% of the fund to be invested in the following asset type and a minimum overall rate of return of 10%;

Based on Percentage
of Fund Invested
Time deposit	Up to 100%
Deposits on call	Up to 100%
Certificate of deposit	Up to 100%
Listed shares	Up to 50%
Listed debt securities	Up to 50%
Unlisted shares and debt securities	Up to 20%
Real estate	Up to 15%
Mutual funds	Up to 50%
Certificates by Bank Indonesia	Up to 100%
Securities by the Indonesian Government	Up to 75%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)
Management has established investment policies for the health care benefit plan which require a minimum of 95% of the fund to be invested in the following asset type;

Based on Percentage
of Fund Invested
Time deposits	Up to 100%
Deposits on call	Up to 100%
Listed shares	Not exceeding 50%
Listed debt securities	Not exceeding 50%
Mutual funds	Not exceeding 50%
Certificates by Bank Indonesia	Up to 50%
Securities by the Indonesian Government	Not exceeding 75%
e.	Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” which establishes a framework for measuring fair value in US GAAP. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant attribute. SFAS 157 shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and for an interim period within that fiscal year. The Company is currently evaluating what effect, if any, the adoption of SFAS 157 will have on the Company’s consolidated financial statements.
SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115”. In February 2007, the FASB issued SFAS 159. Under the provisions of SFAS 159, companies may choose to account for financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value on an instrument-by-instrument basis. Changes in fair value shall be recognized in earnings for each reporting period. SFAS 159 shall be effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company is currently evaluating what effect, if any, the adoption of SFAS 159 will have on the Company’s consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
JUNE 30, 2006 AND 2007, AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
e.	Recent Accounting Pronouncements (continued)
In June 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No.109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes” and prescribes a recognition threshold and the measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The requirements in FIN 48 are effective after December 15, 2006. The Company is currently evaluating what effect, if any, the adoption of FIN 48 will have on the Company’s consolidated financial statements.